As filed with the Securities and Exchange Commission on January 12, 2007
Registration No. 333-137993

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CanArgo Energy Corporation
(Exact name of registrant as specified in its charter)

Delaware	91-0881481
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)
P.O. Box 291, St Peter Port
Guernsey, GY1 3RR, British Isles
+(44) 1481 729 980
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Vincent McDonnell
President
P.O. Box 291, St Peter Port
Guernsey, GY1 3RR, British Isles
+(44) 1481 729 980
(Name, address, including zip code, and telephone number,
including area code of agent for service)

Please forward a copy of all correspondence to:
Peter A. Basilevsky, Esq.
Satterlee Stephens Burke & Burke LLP
11th Floor, 230 Park Avenue
New York, NY 10169
(212) 818-9200

     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐
     If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☑
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
      If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐
      If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐
CALCULATION OF REGISTRATION FEE

Proposed
Title of Each Class of		Proposed	Maximum	Amount of
Securities to be	Amount to Be	Maximum Offering	Aggregate Offering	Registration
Registered	Registered(1)	Price per Share(2)	Price(2)	Fee(2)(3)
Common stock, $0.10 par value	41,763,368	$1.06	$44,269,170	$4,732.37

(1)	In the event of a stock split, stock dividend or similar transaction involving the shares of common stock, in order to prevent dilution, the number of shares registered shall be automatically increased to cover the additional shares in accordance with Rule 416 under the Securities Act of 1933.
(2)	Estimated solely for the purpose of calculating the registration fee; computed in accordance with Rule 457(c) on the basis of the average of the high and low prices for the Common Stock as reported on the American Stock Exchange Composite Transactions Tape on October 10, 2006, which was $1.06 per share.
(3)	The Registrant paid a registration fee of $5,303.90 when this Registration Statement was originally filed on October 13, 2006 registering 46,762,368 shares.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION DATED JANUARY 11, 2007.
PROSPECTUS
CANARGO ENERGY CORPORATION
41,763,368 Shares of Common Stock
     This prospectus relates to the resale from time to time in one or more transactions of up to 41,763,368 shares of common stock of CanArgo Energy Corporation (“CanArgo”) by certain of our stockholders who received or have the right to receive their shares in private placements in connection with certain completed corporate transactions. Please refer to “Selling Stockholders” beginning on page 12.
     The prices at which the selling stockholders may sell their shares in this offering will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive the proceeds from the sale of the shares, although we will receive the proceeds from the exercise of certain issued warrants. All expenses of registration of the shares which may be offered hereby under the Securities Act of 1933, as amended (“Securities Act”) will be paid by us (other than underwriting discounts and selling commissions, and fees and expenses of advisors to any of the selling stockholders). See “Plan of Distribution” at page 22.
     Our common stock is traded on the American Stock Exchange and the Oslo Stock Exchange under the symbol “CNR”. The last reported sale price of our common stock on the American Stock Exchange Composite Transactions Tape on January 9, 2007 was $1.03 per share and on the Oslo Stock Exchange was Norwegian kroner (“NOK”) 6.70. On January 9, 2007, one U.S. dollar equaled NOK 6.3608 as reported on www.oanda.com. All references herein to “$” refer to United States dollars.
     See “Risk Factors” beginning on page 4 to read about the risks you should consider carefully before buying shares of our common stock
     The selling stockholders and any broker-dealers, agents or underwriters that participate with them in the distribution of the common stock may be deemed underwriters, as that term is defined in the Securities Act, and any commissions received by them and any profit on the resale of the common stock purchased by them may be deemed underwriting commissions or discounts under the Securities Act. Selling stockholders and persons participating in the offer and sale of their shares will be subject to the prospective delivery requirements of the Securities Act. The common stock may be offered and sold by the selling stockholders in one or more transactions through the facilities of any stock exchange on which the shares are then listed for trading, in the over-the-counter market or in negotiated transactions or a combination of these and other methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The common stock may be sold either (a) to a broker or dealer as principal for resale by such broker or dealer for its account pursuant to this prospectus (for example, in transactions with a market maker) or (b) in brokerage transactions, including transactions in which the broker solicits purchasers or (c) directly to third persons. See “Plan of Distribution” beginning on page 22.
     Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this Prospectus is • , 2006

PROSPECTUS SUMMARY
     The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus and the information incorporated by reference herein carefully, including the “Risk Factors” section.
     Unless the context requires otherwise, the references to “we”, “us”, “our”, the “Company”, or “CanArgo” refer collectively to CanArgo Energy Corporation and its subsidiaries.
OIL AND GAS TERMS

When describing natural gas:	Mcf	=	thousand cubic feet
	MMcf	=	million cubic feet
	Bcf	=	billion cubic feet
When describing oil:	Bbl	=	barrel
	Mbbls	=	thousand barrels
	MMbbls	=	million barrels
When comparing natural gas to oil:	6 Mcf of gas	=	1 bbl of oil equivalent
	Boe	=	barrel of oil equivalent
	Mboe	=	thousand barrels of oil equivalent
	Mmboe	=	million barrels of oil equivalent
ABOUT CANARGO
     We are an independent oil and gas exploration and production company incorporated with limited liability under the laws of the State of Delaware, U.S.A., headquartered in St Peter Port, Guernsey, British Isles, but not regulated in Guernsey, operating in countries which were a part of the former Soviet Union. We operate and carry out our activities as a holding company through a number of operating subsidiaries and associated or affiliated companies. Each of these operating companies is generally focused on one of our projects, and this structure assists in maintaining separate cost centers for these different projects.
     Our principal activities are oil and gas exploration, development and production, principally in Georgia, and to a lesser extent in the Republic of Kazakhstan. We direct most of our efforts and resources to our exploration and appraisal program in Georgia, the development of the Ninotsminda Field in Georgia and appraisal and development of our Kyzyloi and Akkulka field areas in Kazakhstan. Our management and technical staff have substantial experience in our areas of operation. Currently our principal product is crude oil, and the sale of crude oil is our principal source of revenue.
     Our oil and natural gas reserves and production have to date been derived principally through development of the Ninotsminda Field. We typically focus on properties that either offer us existing or near term production as well as additional exploitation opportunities, or exploration prospects which management believes have significant potential. CanArgo has additional exploratory and developmental oil and gas properties and prospects in Georgia and owns interests in a gas development project and oil and gas exploration prospects in the Republic of Kazakhstan. The Company operates in a global market and has an insignificant market share in such market. We believe that our cash flow at current oil prices and current rates of production from operations and our financial resources, including the proceeds from: (i) our recent issue of 12,263,368 shares of common stock (“Reg. S Shares”) of $14,851,465 net after expenses and a liquidity penalty incurred as a result of delays in registering the Shares under the Securities Act; (ii) our issue in June 2006 of 12% Subordinated Convertible Guaranteed Notes due June 28, 2010 (the “12% Subordinated Notes”) of $9,850,000 net after expenses, and (iii) our earlier issues in March 2006 of Senior Subordinated Convertible Guaranteed Notes due September 1, 2009 (the “Subordinated Notes”) of $12,932,000 net after expenses and in July 2005 of Senior Secured Convertible Loan Notes due July 28, 2009 (the “Senior Secured Notes”) of $24,450,000 net after expenses, should provide us with the ability to complete our near term development program on the Ninotsminda Field and our planned appraisal program on the Manavi oil discovery. A portion of such earlier securities offerings has also been used to finance operations related to our acquired interest in the Kyzyloi Gas Field and adjacent acreage in Kazakhstan, currently owned through a Kazakh subsidiary of our wholly owned indirect subsidiary Tethys Petroleum Limited (“Tethys”). In order to raise funds for Tethys to fund its development and exploration activities in Kazakhstan, we propose to conduct a flotation of Tethys ordinary shares in connection with the admission of Tethys to the AIM market of the London Stock Exchange (“Tethys Spin Out”).
     Our business strategy is focused on the following:
     Further Development Of Existing Properties
     We intend to further develop our properties that have established oil and gas resources. We seek to add proved reserves and increase production through the use of advanced technologies, including detailed technical analysis of our properties, horizontal drilling, multilateral drilling, drilling new structures from existing locations and selectively recompleting existing wells. We also plan to drill step-out wells to expand known field limits.
     Growth Through Exploitation And Exploration
     We conduct an active technology-driven exploitation and exploration program that is designed to complement our property acquisition and development drilling efforts with moderate to high-risk exploration projects that have greater reserve potential. We generate exploration prospects through the analysis and integration of geological and geophysical data and the interpretation of seismic data. We intend to manage our exploration expenditures through the optimal scheduling of our drilling program and, if considered appropriate, selectively reducing our participation in certain exploratory prospects through sales of interests to industry partners.
     Pursuit Of Strategic Acquisitions
     We continually review opportunities to acquire producing properties, leasehold acreage and drilling prospects and seek to acquire operational control of properties that we believe have significant exploitation and exploration potential. We are especially focused on increasing our holdings in fields and basins from which we leverage existing infrastructure and resources.
     Our address is P.O. Box 291, St Peter Port, Guernsey, GY1 3RR, British Isles, and our telephone number is +(44) 1481 729 980.
THE OFFERING

Common stock offered by selling stockholders	Up to 41,763,368 shares, subject to anti-dilution adjustments. This number represents approximately 25.3% of our current outstanding stock and includes: 12,263,368 Reg. S Shares issued in a private placement in Norway completed on October 12, 2006; 5,000,000 shares of common stock issuable upon conversion of certain of the Subordinated Notes, subject to adjustment; 10,000,000 shares of common stock issuable upon conversion of the 12% Subordinated Notes, subject to adjustment; 12,500,000 shares issuable upon exercise of warrants issued in conjunction with the issue of the 12% Subordinated Notes, subject to adjustment; and 2,000,000 shares of common stock issuable to Mr. Salahi Ozturk upon exercise of his warrants (“Ozturk Warrants”).

Common stock to be outstanding after the offering	Up to 237,132,390 shares.

Use of proceeds	We will not receive any proceeds from sales of the shares of common stock covered by this prospectus. We have received gross proceeds from the issuance of the Reg. S Shares in the aggregate amount of NOK 111,596,239 ($16,687,039 equivalent) before expenses aggregating NOK 99,320,653 ($1,001,222 equivalent) and a further payment to subscribers in the amount of NOK 5,579,812 ($834,352 equivalent) representing 5% of the aggregate amount of their subscriptions as a liquidity penalty because of the delay incurred in registering the Reg. S Shares for resale under the Securities Act. We will also receive the proceeds from the exercise of the warrants issued in conjunction with the issue of the 12% Subordinated Notes and from the exercise of the Compensation Warrants and the Ozturk Warrants. We will not receive any proceeds from the conversion of the Subordinated Notes or the 12% Subordinated Notes. The proceeds of sale of the Reg. S Shares will be used on operations in Georgia and some of the proceeds of our earlier issues of securities have also been used on our operations in Kazakhstan. See “Use of Proceeds” for a complete description. We have agreed to pay all costs and expenses of this offering, including without limitation, all listing, legal, accounting, printing and registration fees, currently estimated at approximately $75,000 assuming the offer and sale of all the shares.

The American Stock Exchange symbol	CNR

The Oslo Stock Exchange symbol	CNR
     The above information is based on 237,132,390 shares of common stock outstanding as of January 9, 2007.

RECENT DEVELOPMENTS
     On October 13, 2006, we announced the completion of a private placement in Norway of an aggregate of 12,263,368 shares of common stock at a purchase price of NOK 9.10 per share, for aggregate gross proceeds of NOK 111,596,239 ($16,687,039 equivalent based upon a conversion rate of NOK 6.6876 per dollar) before placing fees and expenses estimated at NOK 6,695,774 ($1,001,022). The shares were issued in a transaction intended to qualify for the exemption from registration afforded by Section 4(2) of the Securities Act and Regulation S promulgated thereunder. CanArgo agreed to register the Reg. S Shares for resale under the Securities Act. As a result of the delays incurred in registering the Reg. S Shares we have paid subscribers a cash liquidity penalty of 5% of the subscription price of their Shares in the aggregate amount of NOK 5,579,812 ($834,352 equivalent). The net proceeds of the placement will be used by the Company for working capital; future capital expenditures in Georgia, including, without limitation, securing drilling equipment; and other related activities.
     In connection with the potential admission of the Company’s wholly owned indirect subsidiary Tethys Petroleum Limited to the AIM market of the London Stock Exchange the Company announced on October 10, 2006 that Vincent McDonnell, currently the Company’s President, will succeed David Robson as Chief Executive Officer of CanArgo once the AIM admission of Tethys is complete.
     On September 7, 2006 we announced that Tethys completed a $5 million interim financing to fund its development activities in Kazakhstan ahead of its potential spin-off and flotation of Tethys. The financing is in the form of the issue of $5 million senior secured notes (the “Tethys Notes”) redeemable August 31, 2008. Tethys has the ability to prepay the Tethys Notes and the Tethys Notes are to be automatically prepaid in the event of a flotation of Tethys in connection with the Tethys Spin Out. The proceeds of this financing are intended to be used to finance, through Tethys’s 70% owned Kazakh subsidiary BN Munai LLP, the development of the Kyzyloi gas field west of the Aral Sea, primarily for the purchase of line pipe, compressors and related equipment and services. The note holders will also receive warrants to acquire ordinary shares in the capital of Tethys or, at the discretion of Tethys, a royalty in respect of production. The number of shares for which the warrants may be exercised is dependent on the timing of the proposed flotation and the flotation price.
     Effective August 1, 2006, Mr. Vincent McDonnell was appointed President of the Company, succeeding Dr. David Robson, who remains Chairman of the Board and Chief Executive Officer and Mr. Jeffrey Wilkins was appointed Chief Financial Officer, replacing Mr. Richard Battey who remained as an independent consultant for a three month period assisting the Company with the potential Tethys Spin Out. Mr. McDonnell has served as the Company’s Chief Operating Officer since May 6, 2005 and prior to that he was the Company’s Chief Financial Officer since September 23, 2002. Mr. McDonnell has also held the position as the Company’s Chief Commercial Officer since April 2001. Mr. Wilkins has served as the Company’s Financial Controller from April 2001 until his appointment as the Company’s Chief Financial Officer.
     On June 28, 2006, we also announced that we had entered into a $10,000,000 private placement with a single accredited investor (the “12% Subordinated Noteholder”) of 12% Subordinated Convertible Guaranteed Notes due June 28, 2010 (the “12% Subordinated Notes”) and two year warrants to purchase an aggregate of 12,500,000 shares of common stock (“12% Warrants”). See “Selling Stockholders” for a more detailed discussion of the terms of the 12% Subordinated Notes and 12% Warrants. The proceeds are to be used to fund the Company’s drilling activities in Georgia and for working capital purposes. The 12% Subordinated Notes were issued in a transaction intended to qualify for an exemption from registration under the Securities Act afforded by Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder. The 12% Subordinated Notes are convertible into shares of common stock at a conversion price of $1.00 per share, subject to adjustment and the 12% Warrants are exercisable at an exercise price of $1.00 per share, subject to adjustment.
     On June 28, 2006, we also announced that the holders of $13 million in aggregate principal amount of the Company’s Senior Subordinated Convertible Guaranteed Notes due September 1, 2009 (the “Subordinated Notes”) have agreed, subject to certain terms and conditions including the issuance of warrants (the “Compensation Warrants”) to purchase 13 million shares of CanArgo Common Stock at an exercise price of $1.00 per share, subject to adjustment, that they will pursuant to the terms of a Conversion Agreement entered on June 28, 2006 (the “Conversion Agreement”) convert any outstanding portion of their Subordinated Notes into ordinary shares of our wholly owned indirect subsidiary Tethys in connection with the Tethys Spin Out. The conditions to the Conversion Agreement were not satisfied or waived by December 31, 2006 and accordingly the agreement has ceased to have effect in accordance with its terms. The Compensation Warrants have expired as a result of the Tethys Spin-Out not having completed by December 31, 2006. In a separate transaction the 12% Subordinated Noteholder acquired $5 million in aggregate principal amount of the Subordinated Notes including its pro rata portion of the Compensation Warrants to be issued to the Subordinated Noteholders.
     On March 3, 2006, we also announced that we had entered into a $13,000,000 private placement with a small group of accredited investors (“Noteholders”) of the “Subordinated Notes” and two year warrants to purchase an aggregate of 13,000,000 shares of common stock (“Subordinated Note Warrants”). See “Selling Stockholders” for a more detailed discussion of the terms of the Subordinated Notes and Subordinated Note Warrants. The Subordinated Notes were issued in a transaction intended to qualify for an exemption from registration under the Securities Act afforded by Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder. The Subordinated Notes were convertible into shares of common stock at a conversion price of $1.37 per share, subject to adjustment and the Subordinated Note Warrants were exercisable at an exercise price of $1.37 per share, subject to adjustment. The terms of the Note and Warrant Purchase Agreement and related documents entered into in relation to the Subordinated Notes include a provision requiring the reset of the conversion price and exercise price of the Subordinated Notes in the event that CanArgo issues any equity securities, subject to specified exceptions, at a price of less than $1.37 per share, determined net of all discounts, fees, costs and expenses incurred in connection with such issuance. As a result of the issuance of the 12% Subordinated Notes, the conversion price and exercise price of the Subordinated Notes have been reset to $1.00 per share. With the exception of the 5 million shares of common stock issuable upon conversion of the $5 million in aggregate principal amount of Subordinated Notes purchased by the holder of the Company’s 12% Subordinated Note which are included herein, the 8 million shares of common stock issuable upon conversion of the remaining $8 million in aggregate principal amount of the Subordinated Notes outstanding, as well as the 13 million shares issuable upon exercise of the Subordinated Note Warrants will be registered separately under the Securities Act for resale.
     The proceeds are to be used to fund the development of the Kyzyloi Gas Field in Kazakhstan and on the commitment exploration programs in Kazakhstan through Tethys, our wholly owned indirect subsidiary which holds our Kazakhstan assets through a subsidiary.
RISK FACTORS
     An investment in our common stock is subject to significant risks and uncertainties which may result in a loss of all or a part of your investment. You should carefully consider the risks described below, as well as all other information contained or incorporated by reference in this prospectus and any applicable prospectus supplements, before investing in our common stock. The risks described below are not the only ones facing the Company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations and adversely affect the price of our shares.
Risks Associated with our Business
     We Have Experienced Recurring Losses.
     For the fiscal years ended December 31, 2005, 2004, 2003, 2002 and 2001, we recorded net losses of $12,335,000, $4,757,000, $7,322,000, $5,328,000 and $13,218,000, respectively, and have an accumulated deficit of $117,202,000 as at December 31, 2005. For the first nine months ended September 30, 2006 we have recorded a net loss of $13,882,000 and have an accumulated deficit of $131,084,000. The loss in 2003 included a writedown in our carrying value of the Bugruvativske Field in Ukraine of $4,790,000 to reflect the estimated recoverable amount from disposal, a write-off of the $1,275,000 debit balance in minority interest in Georgian American Oil Refinery (“GAOR”) due to a change in the intentions of our minority interest owner and plan to dispose of the asset, and a generator unit was impaired by $80,000 to reflect its fair value less cost to sell. Impairments of oil and gas properties, ventures and other assets in prior years include writedowns of $1,600,000 in 2002 and $11,160,000 in 2001. No assurance can be given, however, that we will not experience operating losses or additional writedowns in the future.
     Our Ability To Pursue Our Activities Is Dependent On Our Ability To Generate Cash Flows.
     Our ability to continue to pursue our principal activities of acquiring interests in and developing oil and gas fields is dependent upon generating funds from internal sources, external sources and, ultimately, maintaining sufficient positive cash flows from operating activities. Our financial statements have been prepared on a basis which assumes that operating cash flows are realized and/or proceeds from additional financings and/or the sale of non-core assets are received to meet our cash flow needs. As a result of our recently concluded private placement of the Reg. S Shares and our Subordinated Notes and 12% Subordinated Notes, and based upon the current level of operations, we believe that, coupled with our cash flow from operations as well as the possibility, if required, of obtaining third party participation in our projects, we will have adequate capital to meet our anticipated existing requirements for working capital, capital expenditures, interest payments and scheduled principal payments for the next twelve months. However, development of the oil and gas properties and ventures in which we have interests involves multi-year efforts and substantial cash expenditures. Full development of these properties will require the availability of substantial funds from internal and/or external sources. Furthermore, unanticipated investment opportunities and operational difficulties may require unscheduled capital expenditures which may, in turn, require additional fund raising. No assurance can be given that we will be able to secure such funds or, if available, such funds can be obtained on commercially reasonable terms.

Our Current Operations Are Dependent On The Success Of Our Georgian Exploration Activities and Our Activities on The Ninotsminda Field.
     To date we have directed substantially all of our efforts and most of our available funds to the development of the Ninotsminda Field in the Kura Basin in the eastern part of Georgia, appraisal of the Manavi oil discovery, and exploration in that area and some ancillary activities in the Kura Basin area. This decision is based on management’s assessment of the promise of the Kura Basin area. However, our focus on the Ninotsminda Field has over the past several years resulted in overall losses for us. We cannot assure investors that the exploration and development plans for the Ninotsminda Field will be successful. For example, the Ninotsminda Field may not produce sufficient quantities of oil and gas and at sufficient rates to justify the investment we have made and are planning to make in the Field, and we may not be able to produce the oil and gas at a sufficiently low cost or to market the oil and gas produced at a sufficiently high price to generate a positive cash flow and a profit. Furthermore, the maintenance of production levels from the Ninotsminda Field is subject to regular workover operations on the wells due to the friable nature of the reservoir and the need to remove sediment build-up from the production interval. Such operations will add additional costs and may not always be successful. Our Georgian exploration program, particularly in the Manavi and Norio areas, is an important factor for future success, and this program may not be successful, as it carries substantial risk. See “Our oil and gas activities involve risks, many of which are beyond our control” below for a description of a number of these potential risks and losses. In accordance with customary industry practices, we maintain insurance against some, but not all, of such risks and some, but not all, of such losses. The occurrence of an event not fully covered by insurance could have a material adverse effect on our financial condition and results of operations.
Our Operation Of The Ninotsminda Field Is Governed By a Production Sharing Contract Which May Be Subject To Certain Legal Uncertainties.
     Our principal business and assets are derived from production sharing contracts in Georgia. The legislative and procedural regimes governing production sharing agreements and mineral use licenses in Georgia have undergone a series of changes in recent years resulting in certain legal uncertainties. Our production sharing agreements and mineral use licenses, entered into prior to the introduction in 1999 of a new Petroleum Law governing such agreements have not, as yet, been amended to reflect or ensure compliance with current legislation. As a result, despite references in the current legislation grandfathering the terms and conditions of our production sharing contracts, conflicts between the interpretation of our production sharing contracts and mineral use licenses and current legislation could arise. Such conflicts, if they arose, could cause an adverse effect on our rights under the production sharing contracts.
     We May Encounter Difficulties In Enforcing Our Title To Our Properties.
     Since all of our oil and gas interests are currently held in countries where there is currently no private ownership of oil and gas in place, good title to our interests is dependent on the validity and enforceability of the governmental licenses and production sharing contracts and similar contractual arrangements that we enter into with government entities, either directly or indirectly. As is customary in such circumstances, we perform a minimal title investigation before acquiring our interests, which generally consists of conducting due diligence reviews and in certain circumstances securing written assurances from responsible government authorities or legal opinions. We believe that we have satisfactory title to such interests in accordance with standards generally accepted in the crude oil and natural gas industry in the areas in which we operate. Our interests in properties are subject to royalty interests, liens incident to operating agreements, liens for current taxes and other burdens, none of which we believe materially interferes with the use of, or affects the value of, such interests. However, as is discussed elsewhere, there is no assurance that our title to its interests will be enforceable in all circumstances due to the uncertain nature and predictability of the legal systems in some of the countries in which we operate.
     We Will Require Additional Funds To Implement Our Long-Term Oil And Gas Development Plans.
     It will take many years and substantial cash expenditures to develop fully our oil and gas properties. We generally have the principal responsibility to provide financing for our oil and gas properties and ventures. Accordingly, we may need to raise additional funds from outside sources in order to pay for project development costs. We may not be able to obtain that additional financing. If adequate funds are not available, we will be required to scale back or even suspend our operations or such funds may only be available on commercially unattractive terms. The carrying value of the Ninotsminda Field may not be realized unless additional capital expenditures are incurred to develop the Field. Furthermore, additional funds will be required to pursue exploration activities on our existing undeveloped properties. While expected to be substantial, without further exploration work and evaluation the amount of funds needed to fully develop all of our oil and gas properties cannot at present be quantified.
     We May Be Unable To Finance Our Oil And Gas Projects.
     Our long term ability to finance most of our present oil and gas projects and other ventures according to present plans is dependent upon obtaining additional funding. An inability to obtain financing in the future could require us to scale back or abandon part or all of our future project development, capital expenditure, production and other plans. The availability of equity or debt financing to us or to the entities that are developing projects in which we have interests is affected by many factors, including:
•	world and regional economic conditions;

•	the state of international relations;

•	the stability and the legal, regulatory, fiscal and tax policies of various governments in areas in which we have or intend to have operations;

•	fluctuations in the world and regional price of oil and gas and in interest rates;

•	the outlook for the oil and gas industry in general and in areas in which we have or intend to have operations; and

•	competition for funds from possible alternative investment projects.
Potential investors and lenders will be influenced by their evaluations of us and our projects, including their technical difficulty, and comparison with available alternative investment opportunities.
Our Operations May Be Subject To The Risk Of Political Instability, Civil Disturbance And Terrorism.
     Our principal oil and gas properties and activities are in Georgia and, currently, to a lesser extent in the Republic of Kazakhstan, which are both located in the former Soviet Union. Operation and development of our assets are subject to a number of conditions endemic to former Soviet Union countries, including political instability. The present governmental arrangements in countries of the former Soviet Union in which we operate were established relatively recently, when they replaced communist regimes. If they fail to maintain the support of their citizens, other institutions, including a possible reversion to totalitarian forms of government, could replace these governments. As recent developments in Georgia have illustrated, the national governments in these countries often must deal, from time to time, with civil disturbances and unrest which may be based on religious, tribal and local and regional separatist considerations. Further, relations between Georgia and the Russian Federation have involved periods of political tension. Our operations typically involve joint ventures or other participatory arrangements with the national government or state-owned companies. The production sharing contract covering the Ninotsminda Field is an example of such arrangements. As a result of such dependency on government participants, our operations could be adversely affected by political instability, terrorism, changes in government institutions, personnel, policies or legislation, or shifts in political power. There is also the risk that governments could seek to nationalize, expropriate or otherwise take over our oil and gas properties either directly or through the enactment of laws and regulations which have an economically confiscatory result. We are not insured against political or terrorism risks because management deems the premium costs of such insurance to be currently prohibitively expensive.
We Face The Risk Of Social, Economic And Legal Instability In The Countries In Which We Operate.
     The political institutions of the countries that were a part of the former Soviet Union have become more fragmented, and the economic institutions of these countries have converted to a market economy from a planned economy. New laws have been introduced, and the legal and regulatory regimes in such regions may be vague, containing gaps and inconsistencies, and are subject to amendment. Application and enforceability of these laws may also vary widely from region to region within these countries. Due to this instability, former Soviet Union countries are subject to certain additional risks including the uncertainty as to the enforceability of contracts. Social, economic and legal instability have accompanied these changes due to many factors which include:
•	low standards of living;

•	high unemployment;

•	under-developed and changing legal and social institutions; and

•	conflicts within and with neighboring countries.
This instability could make continued operations difficult or impossible. Georgia has democratically elected a President following a popular revolt against the previous administration in November 2003 and has successfully quelled a potential separatist uprising in one of its regions. Although the new administration has made public statements supporting foreign investment in Georgia, and has provided specific written support for our activities, there can be no guarantee that this will continue, or that these changes will not have an adverse affect on our operations. There are also some separatist areas within Georgia that receive support from the Russian Federation that may cause instability and potentially affect our activities.

We Face An Inadequate Or Deteriorating Infrastructure In The Countries In Which We Operate.
     Countries in the former Soviet Union often either have underdeveloped infrastructures or, as a result of shortages of resources, have permitted infrastructure improvements to deteriorate. The lack of necessary infrastructure improvements can adversely affect operations. For example, we have, in the past, suspended drilling and testing procedures due to the lack of a reliable power supply.
We May Encounter Currency Risks In The Countries In Which We Operate.
     Payment for oil and gas products sold in former Soviet Union countries may be in local currencies. Although we currently sell our oil principally for U.S. dollars, we may not be able to continue to demand payment in hard currencies in the future. Most former Soviet Union country currencies are presently convertible into U.S. dollars, but there is no assurance that such convertibility will continue. Even if currencies are convertible, the rate at which they convert into U.S. dollars is subject to fluctuation. In addition, the ability to transfer currencies into or out of former Soviet Union countries may be restricted or limited in the future. We may enter into contracts with suppliers in former Soviet Union countries to purchase goods and services in U.S. dollars. We may also obtain from lenders credit facilities or other debt denominated in U.S. dollars. If we cannot receive payment for oil and oil products in U.S. dollars and the value of the local currency relative to the U.S. dollar deteriorates, we could face significant negative changes in working capital.
We May Encounter Tax Risks In The Countries In Which We Operate.
     Countries may add to or amend existing taxation policies in reaction to economic conditions including state budgetary and revenue shortfalls and political considerations. Since we are dependent on international operations, specifically those in Georgia, we may be subject to changing taxation policies including the possible imposition of confiscatory excess profits, production, remittance, export and other taxes. While we are not aware of any recent or proposed tax changes which could materially adversely affect our operations, such changes could occur although we have negotiated economic stabilization clauses in our production sharing contracts in Georgia and all current taxes are payable from the State’s share of petroleum produced under the production sharing contracts.
We have identified material weaknesses in our internal controls over financial reporting which, if not remediated, may adversely affect our ability to timely and accurately meet our financial reporting responsibilities.
     As reported in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (as amended) and subsequently in our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30, and September 30, 2006, we identified a number of material weaknesses in our internal controls over financial reporting as of December 31, 2005. As indicated in such Quarterly Reports on Form 10-Q, we have remediated several of such deficiencies and our management, in consultation with our audit committee, is reviewing the most cost effective way to address the other material weaknesses and deficiencies identified. Our failure to complete this remediation process may adversely affect our ability to accurately report our financial results in a timely manner.
Risks Associated with our Industry.
We May Be Required To Write-Off Unsuccessful Properties And Projects.
     In order to realize the carrying value of our oil and gas properties and ventures, we must produce oil and gas in sufficient quantities and then sell such oil and gas at sufficient prices to produce a profit. We have a number of unevaluated oil and gas properties. The risks associated with successfully developing unevaluated oil and gas properties are even greater than those associated with successfully continuing development of producing oil and gas properties, since the existence and extent of commercial quantities of oil and gas in unevaluated properties have not been established. We could be required in the future to write-off our investments in additional projects, including the Ninotsminda Field project, if such projects prove to be unsuccessful.
Our Oil And Gas Activities Involve Risks, Many Of Which Are Beyond Our Control.
     Our exploration, development and production activities are subject to a number of factors and risks, many of which may be beyond our control. We must first successfully identify commercial quantities of oil and gas, which is inherently subject to many uncertainties. Thereafter, the development of an oil and gas deposit can be affected by a number of factors which are beyond the operator’s control, such as:
•	unexpected or unusual geological conditions;

•	the recoverability of the oil and gas on an economic basis;

•	the availability of infrastructure and personnel to support operations;

•	labor disputes;

•	local and global oil prices; and

•	government regulation and legal and political uncertainties.
     Our activities can also be affected by a number of hazards, such as:
•	natural phenomena, such as bad weather and earthquakes;

•	operating hazards, such as fires, explosions, blow-outs, pipe failures and casing collapses; and

•	environmental hazards, such as oil spills, gas leaks, ruptures and discharges of toxic gases.
Any of these factors or hazards could result in damage, losses or liability for us. There is also an increased risk of some of these hazards in connection with operations that involve the rehabilitation of fields where less than optimal practices and technology were employed in the past, as was often the case in the countries that were part of the former Soviet Union. We do not purchase insurance covering all of the risks and hazards or all of our potential liability that are involved in oil and gas exploration, development and production.
     We May Have Conflicting Interests With Our Partners.
     Joint venture, acquisition, financing and other agreements and arrangements must be negotiated with independent third parties and, in some cases, must be approved by governmental agencies. These third parties generally have objectives and interests that may not coincide with ours and may conflict with our interests. Unless we are able to compromise these conflicting objectives and interests in a mutually acceptable manner, agreements and arrangements with these third parties will not be consummated. We may not have a majority of the equity in the entity that is the licensed developer of some projects that we may pursue in the countries that were a part of the former Soviet Union, even though we may be the designated operator of the oil or gas field. In these circumstances, the concurrence of co-venturers may be required for various actions. Other parties influencing the timing of events may have priorities that differ from ours, even if they generally share our objectives. Demands by or expectations of governments, co-venturers, customers, and others may affect our strategy regarding the various projects. Failure to meet such demands or expectations could adversely affect our participation in such projects or our ability to obtain or maintain necessary licenses and other approvals.
Our Operating Direct And Indirect Subsidiaries And Joint Ventures Require Governmental Registration.
     Operating entities in various foreign jurisdictions must be registered by governmental agencies, and production licenses and contracts for the development of oil and gas fields in various foreign jurisdictions must be granted by governmental agencies. These governmental agencies generally have broad discretion in determining whether to take or approve various actions and matters. In addition, the policies and practices of governmental agencies may be affected or altered by political, economic and other events occurring either within their own countries or in a broader international context.
We Are Affected By Changes In The Market Price Of Oil And Gas.
     Prices for oil and natural gas and their refined products are subject to wide fluctuations in response to a number of factors which are beyond our control, including:
•	global and regional changes in the supply and demand for oil and natural gas;

•	actions of the Organization of Petroleum Exporting Countries;

•	weather conditions;

•	domestic and foreign governmental regulations;

•	the price and availability of alternative fuels;

•	political conditions and terrorist activity in the Middle East, Central Asia and elsewhere; and

•	overall global and regional economic conditions.

A reduction in oil prices can affect the economic viability of our operations. There can be no assurance that oil prices will be at a level that will enable us to operate at a profit. We may also not benefit from rapid increases in oil prices as the market for the levels of crude oil produced in Georgia by Ninotsminda Oil Company Limited can in such an environment be relatively inelastic. Contract prices are often set at a specified price determined with reference to world market prices (often based on the average of a number of quotations for a “marker” crude including Dated Brent Mediterranean or Urals Mediterranean at the time of sale) subject to appropriate discounts for transportation and other charges which can vary from contract to contract.
Our Actual Oil And Gas Production Could Vary Significantly From Reserve Estimates.
     Estimates of oil and natural gas reserves and their values by petroleum engineers are inherently uncertain. These estimates are based on professional judgments about a number of elements:
•	the amount of recoverable crude oil and natural gas present in a reservoir;

•	the costs that will be incurred to produce the crude oil and natural gas; and

•	the rate at which production will occur.
Reserve estimates are also based on evaluations of geological, engineering, production and economic data. The data can change over time due to, among other things:
•	additional development activity;

•	evolving production history; and

•	changes in production costs, market prices and economic conditions.
As a result, the actual amount, cost and rate of production of oil and gas reserves and the revenues derived from sale of the oil and gas produced in the future will vary from those anticipated in the reports on the oil and gas reserves prepared by independent petroleum consultants at any given point in time. The magnitude of those variations may be material. The rate of production from crude oil and natural gas properties declines as reserves are depleted. Except to the extent we acquire additional properties containing proved reserves, conduct successful exploration and development activities or, through engineering studies, identify additional productive zones in existing wells or secondary recovery reserves, our proved reserves will decline as reserves are produced. Future crude oil and natural gas production is therefore highly dependent upon our level of success in replacing depleted reserves.
Our Oil And Gas Operations Are Subject To Extensive Governmental Regulation.
     Governments at all levels, national, regional and local, regulate oil and gas activities extensively. We must comply with laws and regulations which govern many aspects of our oil and gas business, including:
•	exploration;

•	development;

•	production;

•	refining;

•	marketing;

•	transportation;

•	occupational health and safety;

•	labor standards; and

•	environmental matters.
We expect the trend towards more burdensome regulation of our business to result in increased costs and operational delays. This trend is particularly applicable in developing economies, such as those in the countries that were a part of the former Soviet Union where we have our principal operations. In these countries, the evolution towards a more developed economy is often accompanied by a move towards the more burdensome regulations that typically exist in more developed economies.
     We Face Significant Competition.

     The oil and gas industry, including the refining and marketing of crude oil products, is highly competitive. Our competitors include integrated oil and gas companies, government owned oil companies, independent oil and gas companies, drilling and income programs, and wealthy individuals. Many of our competitors are large, well-established, well-financed companies. Because of our small size and lack of financial resources, we may not be able to compete effectively with these companies.
     Our Profitability May Be Subject To Changes In Interest Rates.
     Our profitability may also be adversely affected during any period of unexpected or rapid increase in interest rates. While we currently have only limited amounts of long term debt, increases in interest rates may adversely affect our ability to raise debt capital to the extent that our income from operations will be insufficient to cover debt service.
Risks Associated with our Stock.
Limited Trading Volume In Our Common Stock May Contribute To Price Volatility.
     Our common stock is listed for trading on the Oslo Stock Exchange (“OSE”) in Norway, and on the American Stock Exchange (“AMEX”) in New York. Prior to the listing on the AMEX, our stock was traded on the Over the Counter Bulletin Board in the United States and on the OSE. During the year ended December 31, 2006, the average daily trading volume for our common stock on the OSE was 3,055,728 shares and 881,919 shares on the AMEX both as reported by Yahoo© and the closing price of our stock during such period ranged from a low of NOK 3,97 and $0.62 to a high of NOK 10.20 and $1.66 on the OSE and AMEX, respectively, as reported by Yahoo©. As a relatively small company with a limited market capitalization, even if our shares are more widely disseminated, we are uncertain as to whether a more active trading market in our common stock will develop. As a result, relatively small trades may have a significant impact on the price of our common stock.
The Price Of Our Common Stock May Be Subject To Wide Fluctuations.
     The market price of our common stock could be subject to wide fluctuations in response to quarterly variations in our results of operations, changes in earnings estimates by analysts, changing conditions in the oil and gas industry or changes in general market, economic or political conditions.
We Do Not Anticipate Paying Cash Dividends In The Foreseeable Future.
     We have not paid any cash dividends to date on the common stock and there are no plans for such dividend payments in the foreseeable future.
We Have A Significant Number Of Shares Eligible For Future Sale.
     At January 9, 2007, we had 237,132,390 shares of common stock outstanding of which 980,210 shares were held by affiliates. In addition, at January 9, 2007, we had 45,270 shares issuable upon exchange of CanArgo Oil & Gas Inc. Exchangeable Shares without receipt of further consideration; 9,631,000 shares of common stock subject to outstanding options granted under certain stock option plans (of which 8,458,000 shares were vested at January 9, 2007); 27,800,000 shares issuable upon exercise of outstanding warrants; up to 8,923,667 shares of common stock reserved for issuance under our existing option plans; up to 50,965,277 shares reserved for issuance in connection with certain existing contractual arrangements, including 10,000,000 shares upon conversion of the 12% Subordinated Notes and 13,000,000 shares upon conversion of the Subordinated Notes and 27,777,777 shares upon conversion of the Company’s Senior Secured Notes due July 25, 2009 (“Senior Secured Notes”). All of the shares of common stock held by affiliates are restricted or control securities under Rule 144 promulgated under the Securities Act of 1933. The shares of common stock issuable upon exercise of the stock options have been registered under the Securities Act. In addition, the 63,228,645 shares issued and issuable pursuant to contractual arrangements, including under the 12% Subordinated Notes, Subordinated Notes and Senior Secured Notes and the Reg S Shares, are subject to certain registration rights and, therefore, will be eligible for resale in the public market after registration statements covering such shares including the registration statement of which this prospectus forms a part have been declared effective. Sales of shares of common stock under Rule 144 or pursuant to a registration statement could have a material adverse effect on the price of the common stock and could impair our ability to raise additional capital through the sale of our equity securities.
Our Ability To Incur Additional Indebtedness Is Restricted Under the Terms of the 12% Subordinated Notes, the Subordinated Notes and Senior Secured Notes.
     Pursuant to the terms of the Note Purchase Agreements entered into by and between CanArgo and the purchasers of the 12% Subordinated, Subordinated and Senior Secured Notes, we may not incur future indebtedness or issue additional senior or pari passu indebtedness, except with the prior consent of the beneficial holders of at least 51% (in the case of the Senior Secured Notes) or 50% (in the case of the Subordinated or 12% Subordinated Notes) of the outstanding principal amount of each such Notes or in limited permitted circumstances. The definition of indebtedness in each of the Note Purchase Agreements encompasses all customary forms of indebtedness, including, without limitation, liabilities for deferred consideration, liabilities for borrowed money secured by any lien or other specified security interest (except permitted liens), liabilities in respect of letters of credit or similar instruments (excluding letters of credit which are 100% cash collateralized) and guarantees in relation to such forms of indebtedness (excluding parent company guarantees provided by CanArgo in respect of the indebtedness or obligations of any of our subsidiaries under any Basic Documents (as defined in each of the Note Purchase Agreements).
Our Ability To Make Future Stock Issuances, The Terms of the 12% Subordinated Notes, the Subordinated Notes and Senior Secured Notes And The Provisions Of Delaware Law Could Have Anti-Takeover Effects.
     Our board of directors may at any time issue additional shares of preferred stock and common stock without any prior approval by the stockholders, which might impair or impede a third party from making an offer to acquire us. Holders of outstanding shares have no right to purchase a pro rata portion of additional shares of common or preferred stock issued by us. Further, under the terms of the 12% Subordinated Notes, the Subordinated Notes and Senior Secured Notes, in the event of a “Change of Control” or a “Control Event” we are required to offer to prepay the Notes which might also dissuade a third party from making an acquisition offer. See “The Selling Stockholders — Subordinated Notes — Mandatory Prepayment” and “12% Subordinated Notes — Mandatory Prepayment” in this prospectus for the definition of “Change of Control” and “Control Event”. In addition, the provisions of Section 203 of the Delaware General Corporation Law, to which we are subject, places certain restrictions on third parties who seek to effect a business combination with a company opposed by our board of directors. See the sections entitled “Selling Stockholders — “12% Subordinated Notes”, and “Subordinated Notes” and “Section 203 of The Delaware General Corporation Law” in this prospectus.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus, including the documents that are incorporated by reference as set forth herein under the section entitled “Information Incorporated by Reference,” contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”), as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this prospectus, the words “estimate,” “project,” “anticipate,” “expect,” “intend,” “believe,” “hope,” “may” and similar expressions, as well as “will,” “shall” and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on our current expectations and speak only as of the date made. These forward-looking statements involve risks, uncertainties and other factors that in some cases have affected our historical results and could cause actual results in the future to differ significantly from the results anticipated in forward-looking statements made in this prospectus. Important factors that could cause such a difference are discussed in this prospectus, particularly in the section entitled “Risk Factors”. You are cautioned not to place undue reliance on the forward-looking statements.
     Few of the forward-looking statements in this prospectus, including the documents that are incorporated by reference, deal with matters that are within our unilateral control. Joint venture, acquisition, financing and other agreements and arrangements must be negotiated with independent third parties and, in some cases, must be approved by governmental agencies. These third parties generally have interests that do not coincide with ours and may conflict with our interests. Unless the third parties and we are able to compromise their various objectives in a mutually acceptable manner, agreements and arrangements will not be consummated.
     Although we believe our expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others:
•	the market prices of oil and gas;

•	uncertainty of drilling results, reserve estimates and reserve replacement;

•	operating uncertainties and hazards;

•	economic and competitive conditions;

•	natural disasters and other changes in business conditions;

•	inflation rates;

•	legislative and regulatory changes;

•	financial market conditions;

•	accuracy, completeness and veracity of information received from third parties;

•	wars and acts of terrorism or sabotage;

•	political and economic uncertainties of foreign governments; and

•	future business decisions.
In light of these risks, uncertainties and assumptions, the events anticipated by our forward-looking statements might not occur. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.
USE OF PROCEEDS
     We will not receive any proceeds from sales of the shares of common stock covered by this prospectus. We have received gross proceeds from the issuance of the Reg. S Shares in the aggregate amount of NOK 111,596,239 ($16,687,039 equivalent) before expenses aggregating NOK 99,320,653 ($1,001,222 equivalent) and a further payment to subscribers in the amount of NOK 5,579,812 ($834,352 equivalent) representing 5% of the aggregate amount of their subscriptions as a liquidity penalty because of the delay incurred in registering the Reg. S Shares for resale under the Securities Act. We will also receive the proceeds from (i) the exercise of the 12% Warrants, Subordinated Note Warrants, and the Compensation Warrants issued in connection with the issuance of the 12% Subordinated Notes, Subordinated Notes and the Conversion Agreement under certain circumstances and (ii) the Ozturk Warrants, in the aggregate amount of $1,260,000, assuming all such Warrants are exercised. See “Recent Developments”, “The Selling Stockholders — Subordinated Notes — Warrants” and “The Selling Stockholders – 12% Subordinated Notes – Warrants” and “Ozturk Shares” herein. All such proceeds will be used for our working capital purposes.
THE SELLING STOCKHOLDERS
     Reg. S Shares
     On October 12, 2006 we completed the issuance and sale of 12,263,368 shares of common stock at a purchase price of NOK 9.10 per share for aggregate gross proceeds of NOK 111,596,239 ($16,687,039 equivalent) before expenses aggregating NOK 99,320,653 ($1,001,222 equivalent) and a further payment to subscribers in the amount of NOK 5,579,812 ($834,352 equivalent) representing 5% of the aggregate amount of their subscriptions as a liquidity penalty because of the delay incurred in registering the Reg. S Shares for resale under the Securities Act. The Reg. S Shares were issued in connection with a private offering in Norway in a transaction intended to qualify for an exemption from registration under the Securities Act afforded by Section 4(2) thereof and Regulation S promulgated thereunder. The private offering was conducted through Orion Securities ASA and Terra Securities ASA who received NOK 3,243,842 and NOK 2,335,970 in commissions, respectively, as well as a reimbursement for their expenses in the aggregate amount of NOK 1,115,962.
     12% Subordinated Notes
     We entered into a Note and Warrant Purchase Agreement for $13,000,000 dated as of June 28, 2006 (“Note Purchase Agreement”) with Persistency, a Cayman Islands company (the “Purchaser” or “Persistency”) which qualified as an “accredited investor” under Rule 501(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to the Note Purchase Agreement, we issued the 12% Subordinated Note and the 12% Warrants in a transaction intended to qualify for an exemption from registration under the Securities Act pursuant to Section 4(2) thereof and Regulation D promulgated thereunder.
     The terms of the Note Purchase Agreement and related agreements include the following:
     Interest. The unpaid principal balance under the 12% Subordinated Notes bears interest (computed on the basis of a 360-day year of twelve 30-day months) payable semiannually on June 30 and December 31, commencing December 31, 2006, in cash at the rate of 12% per annum and (b) at the rate of 15% per annum on any overdue payments of principal and interest.
     Optional Prepayments. CanArgo may, at its option, upon at least not less than 60 days and not more than 120 days prior written notice, prepay at any time and from time to time after June 28, 2007, any part of the 12% Subordinated Notes up to an aggregate of $5,000,000 in aggregate principal amount, in multiples of not less than $100,000, and at any time after June 28, 2008 the remaining outstanding principal amount at the following Redemption Prices (expressed as percentages of the principal amount so prepaid): 105% after June 28, 2007 and 103% after June 28, 2008, together with all accrued and unpaid interest.
     Mandatory Prepayment. CanArgo will not take any action to consummate a Change of Control (or Change of Control contemplated by a Control Event) unless it shall offer to prepay all, but not less than all, of the 12% Subordinated Notes, on not less than 15 business days prior written notice, in the event of an occurrence of a Change of Control or Control Event. Mandatory prepayment of the 12% Subordinated Notes shall be in an amount equal to 101% of the outstanding principal amount of such 12% Subordinated Notes, together with interest on such 12% Subordinated Notes accrued to the date of prepayment. “Change in Control” is defined to mean (a) if CanArgo shall at any time cease to be a publicly held company or cease to have its capital stock traded on an exchange or (b) a transaction or series of related transactions pursuant to which (i) at least fifty-one percent (51%) of the outstanding shares of CanArgo’s Common Stock or, on a fully diluted basis, shall subsequent to June 28, 2006 be owned by any person which is not related to or affiliated with CanArgo, (ii) if CanArgo merges into or with, consolidates with or effects any plan of share exchange or other combination with any person which is not related to or affiliated with CanArgo, or (iii) if CanArgo disposes of all or substantially all of its assets other than in the ordinary course of business; provided, the disposition of Tethys in an offering subject to certain conditions will not be deemed the disposition of all or substantially all of CanArgo’s assets and “Control Event” is defined to mean (i) the execution by CanArgo or any material subsidiary of CanArgo which has guaranteed the indebtedness evidenced by the 12% Subordinated Notes (a “CanArgo Group Member”) of any agreement or letter of intent with respect to any proposed transaction or event or series of transactions or events which, individually or in the aggregate, may reasonably be expected to result in a Change in Control, or (ii) the execution of any written agreement which, when fully performed by the parties thereto, would result in a Change in Control.
     Conversion. The 12% Subordinated Note is convertible, in whole or in part, into shares of CanArgo Common Stock (“CanArgo Conversion Stock”) at a conversion price per share of $1.00 (the “CanArgo Conversion Price”), which is subject to adjustment: (a) if CanArgo issues any equity securities (other than pursuant to the granting of employee stock options pursuant to shareholder approved employee stock option plans or existing outstanding options, warrants and convertible securities, including without limitation the Company’s Senior Secured Notes due July 25, 2009 (the “Senior Secured Notes”) and the Subordinated Notes at a price per share of less than $1.00 per share, as adjusted, determined net of all discounts, fees, costs and expenses incurred in connection with such issuance, in which case the CanArgo Conversion Price will be reset to such lower price. The CanArgo Conversion Price shall also be adjusted in connection with any stock split, stock dividend, reverse stock split, reclassification, recapitalization, combination, merger, consolidation or any similar transaction, in which case the CanArgo Conversion Price and number of shares of CanArgo Conversion Stock will be appropriately adjusted to reflect any such event, such that the holders of the 12% Subordinated Notes will receive upon conversion the identical number of shares of CanArgo Common Stock or other consideration or property to be received by the holders of the CanArgo Common Stock as if the holders had converted the 12% Subordinated Notes immediately prior to any such event as such amount would then be adjusted by reason of such stock split, stock dividend, reverse stock split, reclassification, recapitalization, combination, merger, consolidation or other similar transaction; provided, however, in no event shall the number of shares of CanArgo Common Stock issuable to the Purchasers upon conversion cause the Purchasers to collectively own in excess of 19.9% of the shares of CanArgo Common Stock outstanding as of June 28, 2006 absent shareholder approval in accordance with applicable stock exchange requirements. The 12% Subordinated Note is subject to mandatory conversion under certain circumstances. No fractional shares of CanArgo Common Stock shall be issued upon any conversion; instead the CanArgo Conversion Price shall be appropriately adjusted so that holders shall receive the nearest whole number of shares upon any conversion. In connection with the execution and delivery of the Note Purchase Agreement, CanArgo entered into a Registration Rights Agreement with the Purchasers pursuant to which it agreed to register the CanArgo Conversion Stock and the Warrant Shares for resale under the Securities Act.
     Security. Payment of all amounts due and payable under the Note Purchase Agreement, the 12% Subordinated Note and all related agreements (collectively, the “12% Loan Documents”) is secured by subordinated guarantees from each other CanArgo Group Member (the “12% Subordinated Note Subsidiary Guaranty”). If CanArgo forms or acquires a Material Subsidiary (as defined in the Note Purchase Agreement) it shall cause such Subsidiary to execute a 12% Subordinated Note Subsidiary Guaranty (other than for certain excepted companies and legal entities) and thereby become a CanArgo Group Member subject to the provisions of the Note Purchase Agreement.
     Subordination. Payments on the 12% Subordinated Notes and under the 12% Subordinated Note Subsidiary Guaranty is subordinated and junior in right of payment to the prior payment or conversion in full of CanArgo’s Senior Indebtedness in the event of the bankruptcy, insolvency or other reorganization of CanArgo. Under the terms of the subordination, holders of the 12% Subordinated Notes agree for the benefit of the holders of the Senior Indebtedness to certain limitations on their right to accelerate or demand payment under the 12% Subordinated Notes or otherwise realize under the 12% Subordinated Subsidiary Guaranty in the event of a default under the Senior Indebtedness. “Senior Indebtedness” is defined to mean (i) all indebtedness under the Senior Secured Notes, the Subordinated Notes, or any related agreements; (ii) certain permitted indebtedness now existing or hereafter arising, and (iii) all renewals, refinancings, extensions, modifications and replacements of the then outstanding principal amount owing under any of the foregoing.
     Covenants. Under the terms of the Note Purchase Agreement CanArgo is subject to certain affirmative and negative covenants, which can be waived by the beneficial holders of at least 50% of the outstanding principal amount of the 12% Subordinated Notes (the “Required Holders”), including the following affirmative and negative covenants, respectively: (a) providing current information regarding CanArgo and rights of inspection; compliance with laws; maintenance of corporate existence, insurance and properties; payment of taxes; adding new material subsidiaries as additional guarantors under the 12% Subordinated Note Subsidiary Guaranty; payment of professional fees for the Purchaser (not in excess of $75,000), and (b) restrictions on: transactions with affiliates; mergers, consolidations and sales of all of CanArgo’s assets; liens (except for certain permitted liens); the issuance of additional senior indebtedness; changes in CanArgo’s line of business; certain types of payments; sale-and leasebacks; sales of assets other than in the ordinary course of business; future Indebtedness, as defined in the Note Purchase Agreement (other than certain permitted indebtedness); canceling, terminating, waiving or amending provisions of, or selling any interests in (other than under certain circumstances) any of the Basic Agreements (as defined in the Note Purchase Agreement); and adopting any anti-take-over defenses except as permitted by the Note Purchase Agreement.

CanArgo is not subject to any financial covenants, such as the maintenance of minimum net worth or coverage ratios, other than the restriction on its ability to incur additional Indebtedness.
     Events of Default. An “Event of Default” shall exist if one or more of the following occurs and is continuing: (i) failure to pay when due any principal and, after 5 business days, any interest, payable under the 12% Subordinated Note or any 12% Loan Document; (ii) default in the performance of certain enumerated covenants; (iii) default in the performance or compliance with any other terms which remains unremedied for 30 days after the earlier of a Responsible Officer first obtaining actual and not constructive knowledge of the default or the receipt of notice; (iv) any representation or warranty made in writing on behalf of CanArgo or any other CanArgo Group Member proves to have been false or incorrect in any material respect; (v) customary events involving bankruptcy, insolvency or reorganization; (vi) the entry of a final judgment or judgments in excess of $2,500,000 (uncovered by insurance), which is not discharged or settled; (vii) violations of ERISA or the Internal Revenue Code of 1986, as amended, under funding of accrued benefit liabilities and other matters relating to employee benefit plans subject to ERISA or Foreign Pension Plans; (viii) any Loan Document ceases to be in full force and effect (except in accordance with its terms) or its validity is challenged by CanArgo or any affiliate; (ix) CanArgo or any other CanArgo Group Member modifies its Charter Document which results in a Default or Event of Default or will adversely affect the rights of 12% Subordinated Noteholders; or (x) a change occurs in the consolidated financial condition of CanArgo or in the physical, operational or financial status of the Properties (as defined in the Note Purchase Agreement), which change has a Material Adverse Effect (as defined in the Note Purchase Agreement). Other than for certain Events of Default that will result in an automatic acceleration without notice, such as bankruptcy, if an Event of Default occurs and is continuing, the Required Holders may at any time at its or their option, by notice to CanArgo, declare all outstanding 12% Subordinated Notes to be immediately due and payable and holders of the 12% Subordinated Note may proceed to enforce their rights under the Loan Documents at law or in equity. CanArgo is responsible for the payment of all costs of collection, including all reasonable legal fees actually incurred in connection therewith.
     Warrants. The 12% Warrants may be exercised at an exercise price of $1.00 per share, subject to adjustment (the “Exercise Price”) in whole or in part at any time during the period (the “Exercise Period”) commencing on the first Business Day six (6) months after the date of issuance and terminating at the close of business on June 28, 2008 or shall be exercised on such sooner date at the election of the Company (a “Mandatory Exercise”) and upon at least thirty (30) days prior written notice to the Registered Holder (the “Mandatory Exercise Notice”) in the event that: (i) the Manavi M12 well indicates, by way of an independent engineering report, sustainable production, if developed, in excess of 7,500 barrels of oil per day or (ii) all the warrants originally issued under that certain Note and Warrant Purchase Agreement dated as of March 3, 2006 by and among the Company and the holders of the Subordinated Notes are exercised by the holders thereof and the average closing price for the CanArgo Common Stock on the American Stock Exchange or, if the CanArgo Common Stock is not then listed for CanArgo’s trading on the American Stock Exchange then the Oslo Stock Exchange, is above $1.25 (or its equivalent in NOK, and in any case adjusted for any stock dividends, stock split, its reverse split, recapitalization or reorganization) for a period of five consecutive trading days (the “Warrant Expiration Date”); except that (a) in the case of a Mandatory Conversion (as defined in the Note Purchase Agreement), any and all outstanding 12% Warrants issued under the Note Purchase Agreement and held by Persistency shall automatically and simultaneously become immediately exercisable on receipt of the Mandatory Conversion Notice, and (b) in the case of a Mandatory Exercise, any and all outstanding 12% Subordinated Notes issued under the Note Purchase Agreement and held by Persistency shall automatically and simultaneously become immediately convertible on receipt of the Mandatory Exercise Notice. The Exercise Period may also be extended by the Company’s Board of Directors. The Exercise Price is subject to adjustment in connection with any stock split, stock dividend, reverse stock split, reclassification, recapitalization, combination, merger, consolidation or any similar transaction, in which case the Exercise Price and number of Warrant Shares will be appropriately adjusted to reflect any such event, such that the holders of the 12% Warrants will receive upon exercise the identical number of shares of CanArgo Common Stock or other consideration or property to be received by the holders of the CanArgo Common Stock as if the holders had exercised the 12% Warrants immediately prior to any such event as such amount would then be adjusted by reason of such stock split, stock dividend, reverse stock split, reclassification, recapitalization, combination, merger, consolidation or other similar transaction. If CanArgo issues any equity securities (other than pursuant to the granting of employee stock options pursuant to shareholder approved employee stock option plans or existing outstanding options, warrants and convertible securities, including without limitation the conversion of the Senior Secured Notes or the Subordinated Notes) at a price per share of less than $1.00 per share, as adjusted, determined net of all discounts, fees, costs and expenses incurred in connection with such issuance, the Exercise Price will be reset to such lower price; provided, however, in no event shall the number of Warrant Shares issuable upon exercise cause Warrant holders to collectively own in excess of 19.9% of the shares of CanArgo Common Stock outstanding as of June 28, 2006 absent shareholder approval in accordance with applicable stock exchange requirements. The 12% Warrants may be converted at the election of the holders and with the concurrence of the Company into Warrant Shares on a net basis based upon the then spread between the Exercise Price and the market price of the Warrant Shares. No fractional shares of CanArgo Common Stock shall be issued upon any exercise; instead the Exercise Price shall be appropriately adjusted so that holders shall receive the nearest whole number of shares upon any conversion.
     Miscellaneous. The execution of the Note Purchase Agreement was conditional upon the consent, which was obtained, from 51% of the holders of the Senior Secured Notes and from 50% of the holders of the Subordinated Notes each pursuant to Waiver and Consent Agreements each dated as of June 28, 2006. Under the terms of their Waiver and Consent Agreements, the holders of 51% in aggregate principal amount of the Senior Secured Notes further agreed to issue to the Purchaser an option to purchase their Senior Secured Notes at par in the event of Default and acceleration of the Senior Secured Notes provided that the Purchaser concurrently offers to purchase the remaining outstanding Senior Secured Notes on identical terms and conditions. The Note Purchase Agreement, the 12% Subordinated Note, the 12% Subordinated Note Subsidiary Guaranty and the Registration Rights Agreement are all governed by New York Law and the 12% Warrants are governed by the laws of the State of Delaware; the CanArgo Group Members party thereto subject themselves to the jurisdiction of New York Courts and waive the right to jury trial.
Subordinated Notes
     Of the 41,763,368 shares being offered under this prospectus, up to 5,000,000 shares, subject to adjustment, will be acquired by Persistency on conversion of its Subordinated Notes. On March 3, 2006, we announced that we had finalized a private placement with a limited group of investors arranged by Ingalls & Snyder LLC of New York City of a $13,000,000 issue of Senior Subordinated Convertible Guaranteed Notes due September 1, 2009 (the “Subordinated Notes”) and warrants to purchase an aggregate of 13,000,000 shares of our common stock, par value $0.10 per share (“Warrant Shares”) at an exercise price of $1.00 per share, subject to adjustment, and expiring on March 3, 2008 or sooner under certain circumstances (“Warrants”).
     The proceeds of this financing, after the payment of all placing expenses and professional fees estimated at $150,000, will be used to fund the development of the Kyzyloi Gas Field in the Republic of Kazakhstan and on the commitment exploration programs in Kazakhstan through Tethys, the wholly owned subsidiary of CanArgo which holds CanArgo’s Kazakhstan assets.
     We entered into a Note and Warrant Purchase Agreement dated as of March 3, 2006 (“Note Purchase Agreement”) with a limited group of private investors (the “Purchasers”) all of whom qualified as “accredited investors” under Rule 501(a) promulgated under the Securities Act. Pursuant to the Note Purchase Agreement, we issued the Subordinated Notes, one of which was issued to Ingalls & Snyder LLC as nominee for certain Purchasers, and the Warrants, one of which was also issued to Ingalls & Snyder LLC as nominee for certain Purchasers, in a transaction intended to qualify for an exemption from registration under the Securities Act pursuant to Section 4(2) thereof and Regulation D promulgated thereunder. For purposes hereof each of the Purchasers for whom Ingalls & Snyder LLC acts as nominee is deemed a beneficial holder of the Subordinated Note and Warrant issued in Ingalls & Snyder LLC’s name and such Purchasers may each be assigned their own Subordinated Note and Warrant as provided in the Note Purchase Agreement.
     The terms of the Note Purchase Agreement and related agreements include the following:
     Interest. The unpaid principal balance under the Subordinated Notes bears interest (computed on the basis of a 360-day year of twelve 30-day months) payable semiannually on June 30 and December 30 in cash at the rate of 3% per annum until December 31, 2006 and 10% per annum thereafter and (b) at the rate of 3% per annum above the applicable rate on any overdue payments of principal and interest.
     Optional Prepayments. CanArgo may, at its option, upon at least not less than 60 days and not more than 120 days prior written notice, prepay at any time and from time to time after March 1, 2007, all or any part of the Subordinated Notes, in a principal amount of not less than $100,000 at the following Redemption Prices (expressed as percentages of the principal amount so prepaid): 105% after March 1, 2007; 104% after September 1, 2007; 103% after March 1, 2008; 102% after September 1, 2008; 101% after March 1, 2009, and 100% after September 1, 2009, together with all accrued and unpaid interest.
     Mandatory Prepayment. CanArgo will not take any action to consummate a Change of Control (or Change of Control contemplated by a Control Event) unless it shall offer to prepay all, but not less than all, of the Subordinated Notes, on not less than 15 business days prior written notice, in the event of an occurrence of a Change of Control or Control Event. Mandatory prepayment of the Subordinated Notes shall be in an amount equal to 101% of the outstanding principal amount of such Subordinated Notes, together with interest on such Subordinated Notes accrued to the date of prepayment. “Change in Control” is defined to mean (a) if CanArgo shall at any time cease to be a publicly held company or cease to have its capital stock traded on an exchange or (b) a transaction or series of related transactions pursuant to which (i) at least fifty-one percent (51%) of the outstanding shares of CanArgo’s common stock or, on a fully diluted basis, shall subsequent to March 3, 2006 be owned by any person which is not related to or affiliated with CanArgo, (ii) if CanArgo merges into or with, consolidates with or effects any plan of share exchange or other combination with any person which is not related to or affiliated with CanArgo, or (iii) if CanArgo disposes of all or substantially all of its assets other than in the ordinary course of business and “Control Event” is defined to mean (i) the execution by CanArgo or any material subsidiary of CanArgo which has guaranteed the indebtedness evidenced by the Subordinated Notes (a “CanArgo Group Member”) of any agreement or letter of intent with respect to any proposed transaction or event or series of transactions or events which, individually or in the aggregate, may reasonably be expected to result in a Change in Control, or (ii) the execution of any written agreement which, when fully performed by the parties thereto, would result in a Change in Control.
     Conversion. The Subordinated Notes are convertible, in whole or in part, (A) into shares of CanArgo common stock (“CanArgo Conversion Stock”) at a conversion price per share of $1.00 (the “CanArgo Conversion Price”), which is subject to adjustment: (a) if CanArgo issues any equity securities (other than pursuant to the granting of employee stock options pursuant to shareholder approved employee stock option plans or existing outstanding options, warrants and convertible securities, including, without limitation, the Company’s Senior Secured Notes) at a price per share of less than $1.37 per share, as adjusted, determined net of all discounts, fees, costs and expenses incurred in connection with such issuance, in which case the CanArgo Conversion Price will be reset to such lower price and (B) for a period of one year from closing (or until 30 days after receipt of the consent of the Senior Secured Note holders is obtained if such conversion is prevented under the terms of the Senior Secured Notes) into shares of common stock of Tethys, with a nominal value of £0.10 per share (“Tethys Conversion Stock” and together with the CanArgo Conversion Stock, collectively, the “Conversion Stock”) at a conversion price per share based on a formula determined by dividing the sum of $52 million plus the amount of any unreimbursed amounts advanced by the Company to Tethys by 100,000 (“Tethys Conversion Price” and together with the CanArgo Conversion Price, collectively, the “Conversion Price”) in the Note holders’ Relevant Percentages (as defined in the Note Purchase Agreement). The Conversion Price shall also be adjusted in connection with any stock split, stock dividend, reverse stock split, reclassification, recapitalization, combination, merger, consolidation or any similar transaction, in which case the Conversion Price and number of shares of Conversion Stock will be appropriately adjusted to reflect any such event, such that the holders of the Subordinated Notes will receive upon conversion the identical number of shares of common stock or other consideration or property to be received by the holders of the common stock as if the holders had converted the Subordinated Notes immediately prior to any such event as such amount would then be adjusted by reason of such stock split, stock dividend, reverse stock split, reclassification, recapitalization, combination, merger, consolidation or other similar transaction; provided, however, in no event shall the number of shares of common stock issuable to the Purchasers upon conversion cause the Purchasers to collectively own in excess of 19.9% of the shares of CanArgo common stock outstanding as of March 3, 2006 absent shareholder approval in accordance with applicable stock exchange requirements. No fractional shares of common stock shall be issued upon any conversion; instead the Conversion Price shall be appropriately adjusted so that holders shall receive the nearest whole number of shares upon any conversion. As a result of entering into the private placement in respect of the 12% Subordinated Notes, the Note Purchase Agreement and related agreements dictated that the Conversion Price and the exercise price of the Warrants be reset to $1.00. The additional shares issuable upon conversion as a result of the reset are included in the shares of common stock being registered for resale pursuant to this Registration Statement.
     In connection with the execution and delivery of the Note Purchase Agreement, CanArgo entered into a Registration Rights Agreement with the Purchasers pursuant to which it agreed to register the CanArgo Conversion Stock and the Warrant Shares for resale under the Securities Act. The 5 million shares of common stock issuable upon conversion of $5 million in aggregate principal amount of the Subordinated Notes acquired by Persistency are included herein and the remaining 8 million shares of common stock issuable on conversion of the remaining outstanding Subordinated Notes as well as the 13 million shares issuable upon exercise of the Subordinated Note Warrants will registered separately under the Securities Act and are not included in this prospectus.
     Security. Payment of all amounts due and payable under the Note Purchase Agreement, the Subordinated Note and all related agreements (collectively, the “Loan Documents”) is secured by subordinated guarantees from each other CanArgo Group Member (the “Subordinated Subsidiary Guaranty”). If CanArgo forms or acquires a Material Subsidiary (as defined in the Note Purchase Agreement) it shall cause such Subsidiary to execute a Subordinated Subsidiary Guaranty (other than for certain excepted companies and legal entities) and thereby become a CanArgo Group Member subject to the provisions of the Note Purchase Agreement.
     Subordination. Payments on the Subordinated Notes and under the Subordinated Subsidiary Guaranty are subordinated and junior in right of payment to the prior payment or conversion in full of CanArgo’s Senior Indebtedness in the event of the bankruptcy, insolvency or other reorganization of CanArgo. Under the terms of the subordination, holders of the Subordinated Notes agree for the benefit of the holders of the Senior Indebtedness to certain limitations on their right to accelerate or demand payment under the Subordinated Notes or otherwise realize under the Subordinated Subsidiary Guaranty in the event of a default under the Senior Indebtedness. “Senior Indebtedness” is defined to mean (i) all indebtedness under the Senior Secured Notes or any related agreements; (ii) certain permitted indebtedness now existing or hereafter arising, and (iii) all renewals, refinancings, extensions, modifications and replacements of any of the foregoing.
     Covenants. Under the terms of the Note Purchase Agreement CanArgo is subject to certain affirmative and negative covenants, which can be waived by the beneficial holders of at least 50% of the outstanding principal amount of the Subordinated Notes (the “Required Holders”), including the following affirmative and negative covenants, respectively: (a) providing current information regarding CanArgo and rights of inspection; compliance with laws; maintenance of corporate existence, insurance and properties; payment of taxes; adding new material subsidiaries as additional guarantors under the Subordinated Subsidiary Guaranty; payment of professional fees for the Purchasers (not in excess of $75,000), and (b) restrictions on: transactions with affiliates; mergers, consolidations and sales of all of CanArgo’s assets; liens (except for certain permitted liens); the issuance of additional senior indebtedness; changes in CanArgo’s line of business; certain types of payments; sale-and leasebacks; sales of assets other than in the ordinary course of business; future Indebtedness, as defined in the Note Purchase Agreement (other than certain permitted indebtedness); canceling, terminating, waiving or amending provisions of, or selling any interests in (other than under certain circumstances) any of the Basic Agreements (as defined in the Note Purchase Agreement); adopting any anti-take-over defenses except as permitted by the Subordinated Note Purchase

Agreement, and restricting distributions of Tethys cash flow to CanArgo except for certain reimbursements of payments made by CanArgo on Tethys’ behalf, or in respect of management fees and overhead not to exceed $100,000 per month. CanArgo is not subject to any financial covenants, such as the maintenance of minimum net worth or coverage ratios, other than the restriction on its ability to incur additional Indebtedness.
     Events of Default. An “Event of Default” shall exist if one or more of the following occurs and is continuing: (i) failure to pay when due any principal and, after 5 business days, any interest, payable under the Subordinated Note or any Loan Document; (ii) default in the performance of certain enumerated covenants; (iii) default in the performance or compliance with any other terms which remains unremedied for 30 days after the earlier of a Responsible Officer first obtaining actual and not constructive knowledge of the default or the receipt of notice; (iv) any representation or warranty made in writing on behalf of CanArgo or any other CanArgo Group Member proves to have been false or incorrect in any material respect; (v) customary events involving bankruptcy, insolvency or reorganization; (vi) the entry of a final judgment or judgments in excess of $2,500,000 (uncovered by insurance), which is not discharged or settled; (vii) violations of ERISA or the Internal Revenue Code of 1986, as amended, under funding of accrued benefit liabilities and other matters relating to employee benefit plans subject to ERISA or Foreign Pension Plans; (viii) any Loan Document ceases to be in full force and effect (except in accordance with its terms) or its validity is challenged by CanArgo or any affiliate; (ix) CanArgo or any other CanArgo Group Member modifies its Charter Document which results in a Default or Event of Default or will adversely affect the rights of Note holders (other than for an increase in the number of authorized shares of the Company’s common stock from 300 million to 375 million shares); or (x) a change occurs in the consolidated financial condition of CanArgo or in the physical, operational or financial status of the Properties (as defined in the Note Purchase Agreement), which change has a Material Adverse Effect (as defined in the Note Purchase Agreement).
     Other than for certain Events of Default that will result in an automatic acceleration without notice, such as bankruptcy, if an Event of Default occurs and is continuing, the Required Holders may at any time at its or their option, by notice to CanArgo, declare all outstanding Subordinated Notes to be immediately due and payable and holders of the Subordinated Note may proceed to enforce their rights under the Loan Documents at law or in equity. CanArgo is responsible for the payment of all costs of collection, including all reasonable legal fees actually incurred in connection therewith.
     Warrants. The Warrants expire on March 3, 2008 or such sooner date at the election of the Company and upon at least 30 days prior written notice in the event that the Manavi M12 well indicates, by of an independent engineering report, sustainable production, if developed, in excess of 7,500 barrels of oil per day, and are exercisable at an exercise price of $1.00 per share (“Exercise Price”), subject to adjustment in connection with any stock split, stock dividend, reverse stock split, reclassification, recapitalization, combination, merger, consolidation or any similar transaction, in which case the Exercise Price and number of Warrant Shares will be appropriately adjusted to reflect any such event, such that the holders of the Warrants will receive upon exercise the identical number of shares of common stock or other consideration or property to be received by the holders of the common stock as if the holders had exercised the Warrants immediately prior to any such event as such amount would then be adjusted by reason of such stock split, stock dividend, reverse stock split, reclassification, recapitalization, combination, merger, consolidation or other similar transaction. If CanArgo issues any equity securities (other than pursuant to the granting of employee stock options pursuant to shareholder approved employee stock option plans or existing outstanding options, warrants and convertible securities, including, without limitation, the conversion of the Senior Secured Notes) at a price per share of less than $1.00 per share, as adjusted, determined net of all discounts, fees, costs and expenses incurred in connection with such issuance, the Exercise Price will be reset to such lower price; provided, however, in no event shall the number of Warrant Shares issuable upon exercise cause Warrant holders to collectively own in excess of 19.9% of the shares of CanArgo common stock outstanding as of March 3, 2006 absent shareholder approval in accordance with applicable stock exchange requirements. No fractional shares of common stock shall be issued upon any exercise; instead the Exercise Price shall be appropriately adjusted so that holders shall receive the nearest whole number of shares upon any conversion.
     Miscellaneous. The execution of the Note Purchase Agreement was conditional upon the consent, which was obtained, from 51% of the holders of the Senior Secured Notes pursuant to a Waiver, Consent and Amendment dated as of March 3, 2006 (“Waiver, Consent and Amendment Agreement”). Under the terms of the Waiver, Consent and Amendment Agreement, the holders of the Senior Secured Notes further consented to certain amendments to the Note Purchase Agreement dated July 25, 2005 among the Company and Ingalls & Snyder Value Partners, L.P together with the other purchasers listed therein to provide for the amendment or termination of the Company’s or any of the Subsidiaries’ interests in the Production Sharing Contract dated May 2001 among the State Agency of Georgia, Georgian Oil and National Petroleum Limited (the “Samgori PSC”), a Basic Document as defined in the Senior Note Purchase Agreement, including without limitation, a waiver of the negative covenants set forth in Section 11.10 of the Senior Note Purchase Agreement and an increase in the authorized capital stock of the Company to 380 million shares of which 375 million shares shall constitute common stock and 5 million shares shall constitute preferred stock. The Note Purchase Agreement, the Note, the Subordinated Subsidiary Guaranty and the Registration Rights Agreement are all governed by New York Law and the Warrants are governed by the laws of the State of Delaware; the CanArgo Group Members party thereto subject themselves to the jurisdiction of New York Courts and waive the right to jury trial.

     On June 28, 2006, Persistency, a selling stockholder and purchaser of the 12% Subordinated Note, acquired $5million of the Subordinated Notes from the original Subordinated Noteholders including their conversion rights into Tethys shares. Of the 41,763,368 shares of common stock being offered under this prospectus, 5,000,000 shares of common stock issuable upon conversion of the $5 million of the Subordinated Notes acquired by Persistency are included herein.
Compensation Warrants
     On June 28, 2006, the Company entered into a conversion agreement (“Conversion Agreement”) with the holders of the Subordinated Notes. As an inducement for the note holders to convert the Subordinated Notes into Tethys common stock, the Company agreed to issue the note holders 13,000,000 warrants (“Compensation Warrants”) to purchase CanArgo common stock at an exercise price of $1.00 per common share in transactions intended to qualify for an exemption from registration under the Securities Act pursuant to Section 4(2) thereof and Regulation D promulgated thereunder.
     We issued 5,000,000 of the Compensation Warrants on June 28, 2006 to Persistency, subject to restrictions on their right to sell, borrow against or pledge the underlying common stock until the Tethys Spin Out is effective. In addition, we entered into an irrevocable call option in which the Company has the right, but not the obligation, to repurchase the underlying common stock at $1 per share in the event that Persistency exercises its rights under the warrant and acquires our common stock and the Tethys Spin Out is never consummated. The warrants expired on December 31, 2006 as a result of the Tethys Spin Out not having been effected as of that date.
     All of the Compensation Warrants expired on the earlier of: (i) September 1, 2009; (ii) or such sooner date at the election of the Company and upon at least thirty (30) days prior written notice to the Registered Holder in the event that: (a) the Manavi M12 well indicates, by way of an independent engineering report, sustainable production, if developed, in excess of 7,500 barrels of oil per day or (b) all warrants originally issued under that certain Note and Warrant Purchase Agreement dated as of March 3, 2006 by and among the Company and the purchasers listed therein are exercised by the holders thereof and the average closing price for the Company’s Common Stock on the American Stock Exchange or, if the Common Stock is not then listed for trading on the American Stock Exchange (“AMEX”) then the Oslo Stock Exchange, is above $200 (or its equivalent in NOK, and in any case adjusted for any stock dividends, stock split, its reverse split, recapitalization or reorganization) for a period of five consecutive trading days; or (iii) in the event the Tethys IPO did not occur on or prior to December 31, 2006 (the “Expiration Date”).
Ozturk Shares
     Pursuant to an agreement entered into in August 2004, Mr. Salahi Ozturk, a foreign national, Mr Ozturk received a warrant to acquire 2,000,000 shares of CanArgo common stock, subject to adjustment, upon exercise. The warrant was issued and the shares of common stock issuable upon exercise of the warrant will be issued in transactions intended to qualify for the exemption from registration afforded by Section 4(2) of the Securities Act and Regulation S promulgated under such Act. All such shares of common stock are included herein.
     Our registration of the shares does not necessarily mean that any selling stockholder will sell any or all of its shares at any time or from time to time in one or more transactions.
     The following table sets forth the number of shares owned by each of the selling stockholders. All information contained in the table below is based upon their beneficial ownership as of September 22, 2006. The shares registered for sale hereby are restricted and not available for trading on The American Stock Exchange or on the Oslo Stock Exchange until a Registration Statement filed with the SEC becomes effective or such shares can otherwise be offered and sold in transactions exempt from the registration requirements of the Securities Act. The following table assumes that all of the shares being registered will be sold. The selling stockholders are not making any representation that any shares covered by the prospectus will be offered for sale. The selling stockholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares. As of January 9, 2007, we had an aggregate of 237,132,390 common shares outstanding.

			Percentage of
			Outstanding
	Shares		Shares			Percentage of
	Beneficially		Beneficially	Shares to be	Shares Owned	Common Stock
Name of Selling	Owned Prior to		Owned Before	Sold in the	After the	Owned After the
Stockholder	Offering		Offering (%)(1)	Offering	Offering	Offering (%)
Persistency	28,289,100	(2)(3)(4)(5)	11.9	27,500,000	789,100	*
Salahi Ozturk	10,121,739	(6)	4.3	2,000,000	8,121,739 (6)	3.4
Aktiv Invest	135,000	(7)	*	50,000	85,000	*
Arne Anthi Nilsen	100,000	(7)	*	100,000	—	*
Arne Hellesto	563,100	(7)	*	500,000	63,100	*

			Percentage of
			Outstanding
	Shares		Shares			Percentage of
	Beneficially		Beneficially	Shares to be	Shares Owned	Common Stock
Name of Selling	Owned Prior to		Owned Before	Sold in the	After the	Owned After the
Stockholder	Offering		Offering (%)(1)	Offering	Offering	Offering (%)
Arvid Abrahamsen	150,000	(7)	*	50,000	100,000	*
Bjarte Solvang	147,000	(7)	*	50,000	97,000	*
Bjorheim Eiendom	129,000	(7)	*	50,000	79,000	*
Brigt Rosland	50,000	(7)	*	50,000	—	*
Cema AS	50,000	(7)	*	50,000	—	*
Eirik Christophersen	89,000	(7)	*	50,000	39,000	*
Harald Melas	159,000	(7)	*	85,000	74,000	*
Harstad Invest	100,000	(7)	*	80,000	20,000	*
Herman Holding	54,000	(7)	*	54,000	—	*
Jobas AS	5,050,000	(7)	2.1	1,000,000	4,050,000	1.7
John Horgen Ellingsen	465,000	(7)	*	50,000	415,000	*
Karl Flatas	100,000	(7)	*	100,000		*
Kjell Arne Gronning	369,500	(7)	*	50,000	319,500	*
Kjetil Gronskag	250,000	(7)	*	250,000	—	*
Knut Erik Hagen	555,000	(7)	*	555,000	—	*
Lockman Myran	155,000	(7)	*	50,000	105,000	*
Magnar Furuhaug	130,000	(7)	*	50,000	80,000	*
Magnor Nordmark	50,000	(7)	*	50,000	—	*
Nesagut	50,000	(7)	*	50,000	—	*
Nils Johan Olsen	140,000	(7)	*	50,000	90,000	*
Ola Flo	50,000	(7)	*	50,000	—	*
Ole Kenneth Thomassen	160,000	(7)	*	160,000		*
Paul Olav Oien	130,000	(7)	*	50,000	80,000	*
PLG Holding	50,000	(7)	*	50,000	—	*
Roger Teimansen	255,000	(7)	*	50,000	205,000	*
Spencer Trading	300,000	(7)	*	300,000		*
Stein Harry Rrubach	146,000	(7)	*	50,000	96,000	*
Stig Juvik	70,000	(7)	*	50,000	20,000	*
Stormskjold Eiendom	50,000	(7)	*	50,000	—	*
Stormskjold Tall	50,000	(7)	*	50,000	—	*
Sunde Invest AS	100,000	(7)	*	50,000	50,000	*
Thor Solve Torressen	200,000	(7)	*	200,000	—	*
Tore Bjorn Gloppe	168,600	(7)	*	50,000	118,600	*
Tormod Wangen	909,000	(7)	*	100,000	809,000	*
Ulf Atle Hansen	50,000	(7)	*	50,000	—	*
Walter Bjornstad	844,000	(7)	*	200,000	644,000	*
Oyvind Nitter	200,000	(7)	*	200,000	—	*
4 hons AS/Bernt Helen	46,700	(7)	*	46,700	—	*
Aksel K Nilsen	46,700	(7)	*	46,700	—	*
Aluminor Structures (John Kvale)	46,700	(7)	*	46,700	—	*
Anders Torp	46,700	(7)	*	46,700	—	*
Arild Kvilt	46,150	(7)	*	46,150	—	*
Arild Sponland	206,700	(7)	*	46,700	160,000	*
Arne Fjeldstad	46,700	(7)	*	46,700	—	*
Arnold Johnsen	46,700	(7)	*	46,700	—	*
Bjorn Stensrud	46,700	(7)	*	46,700	—	*
Borgestad	274,700	(7)	*	274,700	—	*
Brodrene Nordbo	219,700	(7)	*	219,700	—	*
Caiano AS	46,150	(7)	*	46,150	—	*
Carle Peder Eiane	46,700	(7)	*	46,700	—	*
Carpe Diem Ullsfoss	54,900	(7)	*	54,900	—	*
Carsten Aunaas	46,700	(7)	*	46,700	—	*
CDC Invest	46,150	(7)	*	46,150	—	*
Chrisima Invest (Odd B. Mosnes)	46,700	(7)	*	46,700	—	*
Dag Wendelboe	56,700	(7)	*	46,700	10,000	*
DnB Nor	1,300,000	(7)	*	300,000	1,000,000	*
E Holding AS	109,900	(7)	*	109,900	—	*
Egil Martin Berg	46,150	(7)	*	46,150	—	*
Erik Myhre	92,300	(7)	*	92,300	—	*
Eriksen Eiendom	46,150	(7)	*	46,150	—	*
Euramar Invest	51,600	(7)	*	51,600	—	*

			Percentage of
			Outstanding
	Shares		Shares				Percentage of
	Beneficially		Beneficially	Shares to be		Shares Owned	Common Stock
Name of Selling	Owned Prior to		Owned Before	Sold in the		After the	Owned After the
Stockholder	Offering		Offering (%)(1)	Offering		Offering	Offering (%)
Finansplan	92,300	(7)	*	92,300		—	*
Frisk Invest	46,100	(7)	*	46,100		—	*
Geir Moen	54,900	(7)	*	54,900		—	*
Geirmund Kaland	46,700	(7)	*	46,700		—	*
Gjerde Invest	76,900	(7)	*	76,900		—	*
Gorm Holmdal	51,600	(7)	*	51,600		—	*
Gunnar Glesaen	46,700	(7)	*	46,700		—	*
Harald Arvid Berge	46,150	(7)	*	46,150		—	*
Inge Forde	46,150	(7)	*	46,150		—	*
Jan Nizialik AS	179,900	(7)	*	109,900		70,000	*
Jens Helge Hatland	103,300	(7)	*	103,300		—	*
John Hoem	46,700	(7)	*	46,700		—	*
John Wollner	46,700	(7)	*	46,700		—	*
Jon Kare Folkestad	66,700	(7)	*	46,700		20,000	*
Jorn Brunvall	46,700	(7)	*	46,700		—	*
Karasjok Billjardservice	104,700	(7)	*	46,700		58,000	*
Karstein Gjersvik	103,300	(7)	*	103,300		—	*
Karsten Hagen	46,700	(7)	*	46,700		—	*
Kjartan Sylta	46,700	(7)	*	46,700		—	*
Kjell Andal	46,700	(7)	*	46,700		—	*
Kjetil Arnfinn Sandal	46,150	(7)	*	46,150		—	*
Kloberget Invest AS	46,700	(7)	*	46,700		—	*
Knut Arne Johannessen	46,700	(7)	*	46,700		—	*
Knut WB Wang	46,150	(7)	*	46,150		—	*
Krag & Co	46,700	(7)	*	46,700		—	*
Krefting AS	46,700	(7)	*	46,700		—	*
Leif Moen	46,700	(7)	*	46,700		—	*
Live Flaaten	55,700		*	55,700	(7)	9,000	*
Magne Storetvedt	46,700	(7)	*	46,700		—	*
Magne Aaby	144,350		*	135,350	(7)	9,000	*
Martin Haug	46,150	(7)	*	46,150		—	*
Nordic Finans AS (Per Steina)	46,700	(7)	*	46,700		—	*
Olav Hansson	140,100	(7)	*	140,100		—	*
Ole Petter Barka	146,700		*	46,700	(7)	100,000	*
Onia AS	51,600	(7)	*	51,600		—	*
Orion Aktiv Forvaltning	1,215,433	(7)	*	1,215,433		—	*
Peca Invest	46,150	(7)	*	46,150		—	*
Per Gunnar Andersen	109,890	(7)	*	109,890		—	*
Per Ivar Skinstad	120,000	(7)	*	120,000		—	*
Per Jonny Martinsen	46,700	(7)	*	46,700		—	*
Per Nergaard	46,150	(7)	*	46,150		—	*
Per Ruud	196,700		*	46,700	(7)	150,000	*
Prosject Design as (KEP Finans)	46,150	(7)	*	46,150		—	*
Ragnar Bruget	109,900	(7)	*	109,900		—	*
Ragnar Haldor Tveit	46,700	(7)	*	46,700		—	*
Resong AS	46,700	(7)	*	46,700		—	*
Storgata 4 Risor Holding	81,700		*	46,700	(7)	35,000	*
Sven Erik Helgesen	46,150	(7)	*	46,150		—	*
Sven Rune Magnussen	46,700	(7)	*	46,700		—	*
Thor Moss Bergesen	65,900	(7)	*	65,900		—	*
Tom Hagness	109,900	(7)	*	109,900		—	*
Tor Alfheim	46,700	(7)	*	46,700		—	*
Torgeir Jordhoy	46,150	(7)	*	46,150		—	*
Tormod Limmesand	219,750	(7)	*	219,750		—	*
Torstein Omnes	46,150	(7)	*	46,150		—	*
Torstein Soland	46,150	(7)	*	46,150		—	*
Tromstrygd	65,900	(7)	*	65,900		—	*
Unik Natur Hotels	46,700	(7)	*	46,700		—	*
Vollvik Invest	109,900	(7)	*	109,900		—	*

			Percentage of
			Outstanding
	Shares		Shares				Percentage of
	Beneficially		Beneficially		Shares to be	Shares Owned	Common Stock
Name of Selling	Owned Prior to		Owned Before		Sold in the	After the	Owned After the
Stockholder	Offering		Offering (%)(1)		Offering	Offering	Offering (%)
VS Investering	65,900	(7)	*		65,900	—	*
Wilhelm Jordan AS	46,150	(7)	*		46,150	—	*
Willy Kristensen	51,600	(7)	*		51,600	—	*
Yamba AS	54,945	(7)	*		54,945	—	*
Aanestad Panagri AS	109,900	(7)	*		109,900	—	*

Totals	59,934,407		25.3	%(1)	41,763,368	18,171,039	7.7	%(1)

(1)	Applicable percentage of ownership is based on 237,132,390 shares of common stock outstanding as of January 9, 2007.

(2)	Represents 5,000,000 shares of common stock issuable upon conversion of the Subordinated Notes issued on March 3, 2006 purchased by Persistency.

(3)	Represents 10,000,000 shares of common stock issuable upon conversion of the 12% Subordinated Notes issued on June 28, 2006.

(4)	Represents 12,500,000 shares of common stock issuable on exercise of the 12% Subordinated Warrants issued to the holder of the 12% Subordinated Notes on June 28, 2006.

(5)	Includes 500,000 shares beneficially owned by Persistency Private Equity Ltd (an affiliate of Persistency) and 32,500 shares beneficially owned by Andrew Morris a Director of Persistency. Persistency disclaims ownership of Mr Morris’ shares.

(6)	Represents 2,000,000 shares of common stock issuable on exercise of warrants issued to Mr Ozturk on August 27, 2004 and 1,521,739 shares of common stock issued upon conversion of the $1,000,000 Ozturk Convertible Loan, 5,500,000 shares of common stock issued to Vando over which Mr. Ozturk holds investment control and a further 1,100,000 shares of common stock beneficially owned by Mr. Ozturk.

(7)	Represents shares of common stock issued in a private placement in Norway completed on October 12, 2006.

*	Less than one percent.
     This prospectus also covers any additional shares of common stock that become issuable in connection with the outstanding shares being registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock and such indeterminate number of shares of common stock as may from time to time be issued at indeterminate prices upon conversion of the Subordinated Notes, the 12% Subordinated Notes, the Senior Secured Notes, the Warrants, the Ozturk Warrant and the 12% Subordinated Warrants in accordance with the anti-dilution adjustment provisions contained in the Subordinated Notes, the 12% Subordinated Notes, the Ozturk Warrant and the 12% Subordinated Warrants.
LIMITATION OF LIABILITY AND INDEMNIFICATION
Limitation of Liability
     Our Certificate of Incorporation limits or eliminates the liability of our directors or officers to us or our stockholders for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. Delaware law provides that a director of CanArgo will not be personally liable to CanArgo or our stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability: (1) for any breach of the director’s duty of loyalty; (2) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law; (3) for the payment of unlawful dividends and some other actions prohibited by Delaware corporate law; and (4) for any transaction resulting in receipt by the director of an improper personal benefit.
Indemnification
     Delaware General Corporation Law provides that a corporation may indemnify its present and former directors, officers, employees and agents (each, an “indemnitee”) against all reasonable expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement incurred in an action, suit or proceeding, other than in actions initiated by or in the right of the corporation, to which the indemnitee is made a party by reason of service as a director, officer, employee or agent, if such individual acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. A Delaware corporation shall indemnify an indemnitee to the extent that he or she is successful on the merits or otherwise in the defense of any claim, issue or matter associated with an action, suit or proceeding, including one initiated by or in the right of the corporation. Our Bylaws provide for indemnification of directors and officers to the fullest extent permitted by Delaware General Corporation Law.
     Delaware General Corporation Law allows and our Bylaws provide for the advance payment of an indemnity for expenses prior to the final disposition of an action, provided that the indemnitee undertakes to repay any such amount advanced if it is later determined that the indemnitee is not entitled to indemnification with regard to the action for which the expenses were advanced.
     Our directors and officers are insured, under policies of insurance maintained by us, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits or proceedings, to which they are parties by reason of being or having been such directors or officers.
     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons who may control us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is therefore unenforceable.
SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW
     Section 203 of the Delaware General Corporation Law, which is applicable to CanArgo as a Delaware corporation, prohibits various business combinations between a Delaware corporation and an “interested stockholder,” that is, anyone who beneficially owns, alone or with other related parties, at least 15% of the outstanding voting shares of a Delaware corporation. Business combinations subject to Section 203 include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and some transactions that would increase the interested stockholder’s proportionate share ownership in the corporation. Section 203 prohibits this type of business combination for three years after a person becomes an interested stockholder, unless:
•	the business combination is approved by the corporation’s board of directors prior to the date the person becomes an interest stockholder;

•	the interested stockholder acquired at least 85% of the voting stock of the corporation, other than stock held by directors who are also officers or by specified employee stock plans, in the transaction in which it becomes an interested stockholder; or

•	the business combination is approved by a majority of the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock that is not owned by the interested stockholder.
PLAN OF DISTRIBUTION
     Under the terms of the private placements, the shares registered for sale hereby are restricted and not available for trading on the AMEX or the OSE until after a Registration Statement filed with SEC becomes effective or offers and sales of such shares are otherwise exempt from the registration requirements of the Securities Act. Thereafter, the shares may be sold or distributed from time to time by the selling stockholders named in this prospectus, by their donees, pledgees or transferees, or by their other successors in interest. The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices at the time of sale, at negotiated prices, or at fixed prices, which may be changed. Each selling stockholder reserves the right to accept or reject, in whole or in part, any proposed purchase of shares, whether the purchase is to be made directly or through agents. We are not aware that any of the selling stockholders have entered into any arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock. The registration rights available to selling stockholders after the Registration Statement becomes effective shall terminate at such time as all shares qualified by this Registration Statement are sold by the selling stockholder in accordance with this prospectus or in accordance with the provisions of Rules 144, 144A or their equivalent under the Securities Act, or have been sold pursuant to a transaction effected through the facilities of the OSE in accordance with the provisions of Rule 904 or are otherwise freely transferable without restriction under applicable United States securities laws.
     The selling stockholders may offer their shares, subject to the restrictions outlined above, at various times in one or more of the following transactions:
•	in ordinary brokers’ transactions and transactions in which the broker solicits purchasers;

•	in transactions including block trades, in which brokers, dealers or underwriters purchase the shares as principal and resell the shares for their own accounts pursuant to this prospectus;

•	in transactions “at the market” to or through market makers in the common stock;

•	in other ways not involving market makers or established trading markets, including direct sales of the shares to purchasers or sales of the shares effected through agents;

•	through transactions in options, swaps or other derivatives which may or may not be listed on an exchange;

•	an exchange distribution in accordance with the rules of such exchange;

•	in privately negotiated transactions;

•	in transactions to cover short sales; or

•	in a combination of any of the foregoing transactions.
In addition, the selling stockholders also may sell their shares in private transactions or in accordance with Rules 144, 144A or 904 under the Securities Act rather than under this prospectus.
     From time to time, one or more of the selling stockholders may pledge or grant a security interest in some or all of the shares owned by them. If the selling stockholders default in the performance of the secured obligations, the pledgees or secured parties may offer and sell the shares from time to time. The selling stockholders also may transfer and donate shares in other circumstances. The number of shares beneficially owned by selling stockholders who donate or otherwise transfer their shares will decrease as and when the selling stockholders take these actions. The plan of distribution for the shares offered and sold under this prospectus will otherwise remain unchanged, except that the transferees, donees or other successors in interest will be selling stockholders for purposes of this prospectus. The selling stockholders may use brokers, dealers, underwriters or agents to sell their shares. The persons acting as broker, dealers or agents may receive compensation in the form of commissions, discounts or concessions. This compensation may be paid by the selling stockholders or the purchasers of the shares for whom such persons may act as agent, or to whom they may sell as a principal, or both. The selling stockholders and any agents or broker-dealers that participate with the selling stockholders in the offer and sale of the shares may deemed to be “underwriters” within the meaning of the Securities Act in connection with the sale of their shares of common stock. Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, selling stockholders and persons participating in the offer and sale of their shares will be subject to the prospectus delivery requirements of the Securities Act.
     Under the securities laws of certain states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. The selling stockholders are advised to ensure that any underwriters, brokers, dealers or agents effecting transactions on behalf of the selling stockholders are registered to sell securities in all fifty states. In addition, in certain states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. We will pay the entire expenses incidental to the registration, offering and sale of the shares of common stock to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We have agreed to indemnify the selling stockholders and their controlling persons against certain liabilities, including liabilities under the Securities Act.
     The selling stockholders and any other person participating in a distribution of the securities covered by this prospectus will be subject to applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling stockholders and any other such person. Furthermore, under Regulation M, any person engaged in the distribution of the securities may not simultaneously engage in market-making activities with respect to the particular securities being distributed for certain periods prior to the commencement of or during such distribution. Accordingly, except as noted below, the selling stockholders are not permitted to cover short sales by purchasing shares while the distribution is taking place. All of the above may affect the marketability of the securities and the availability of any person or entity to engage in market-making activities with respect to the securities.
     Under our agreements with the selling stockholders, we are required to bear the expenses relating to the registration of this offering. We estimate that the expenses of the offering to be borne by us will be approximately $75,000. The selling stockholders will bear any underwriting discounts or commissions, brokerage fees, stock transfer taxes and fees of their legal counsel. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders have agreed to indemnify us against certain liabilities in connection with the offer of the shares, including liabilities arising under the Securities Act.
     If we are notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act. In addition, if we are notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.
     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.
     The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers, which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default, the broker-dealer may sell the pledged shares pursuant to this prospectus.
LEGAL MATTERS
     The validity of the shares of common stock offered hereby has been passed upon for us by Satterlee Stephens Burke & Burke LLP, New York, New York.
EXPERTS
     The consolidated financial statements of CanArgo Energy Corporation for 2003, 2004 and 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 incorporated in this prospectus by reference from CanArgo Energy Corporation’s Annual Report on Form 10-K for the year ended December 31, 2005, which, have been audited by L J Soldinger Associates LLC, independent registered public accountants, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
     The oil and gas reserve data incorporated by reference to our Annual Report on Form 10-K for the year ended December, 31, 2005, has been prepared by Oilfield Production Consultants (OPC) Limited and such reserve report dated January 1, 2006 has been incorporated herein in reliance upon the authority of such firm as experts in estimating proved oil and gas reserves.
WHERE YOU CAN FIND MORE INFORMATION
     We are subject to the information and reporting requirements of the Exchange Act under which we file periodic reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). You may read and copy any document we file at the SEC’s public reference rooms at the Public Reference Section of the SEC100 F Street, N.E., Washington, DC 20549-7010 and at the Commission’s Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s Internet site at http://www.sec.gov which contains reports, proxy and information statements and other information regarding issuers that we file electronically.
     This prospectus is part of a registration statement that we filed with the SEC (registration number 333-137993). The registration statement of which this prospectus forms a part contains more information than this prospectus regarding CanArgo Energy Corporation and our common stock, including certain exhibits. You can get a copy of the registration statement from the SEC at the addresses listed above or from its Internet site.
     Our common stock is listed on the Oslo Stock Exchange in Norway under the symbol “CNR” and also on The American Stock Exchange under the symbol “CNR”. Information about us is also available at the Oslo Stock Exchange website (www.ose.no), and at the offices of The American Stock Exchange, 86 Trinity Place, New York, NY 10005.
DOCUMENTS INCORPORATED BY REFERENCE
     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering of securities has been completed:
•	Annual Report on Form 10-K for the year ended December 31, 2005 as amended

•	Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30 and September 30, 2006

•	The description of CanArgo’s common stock contained in Form 8-A/12B dated April 19, 2004

•	Definitive Proxy Materials filed on March 17, 2006

•	Current Report on Form 8-K filed September 12, 2006

•	Current Report on Form 8-K filed on October 13, 2006

•	Current Report on Form 8-K filed December 8, 2006

•	Current Report on Form 8-K filed December 20, 2006

•	Current Report on Form 8-K filed January 11, 2007
     We will provide without charge to each person to whom a copy of this prospectus is delivered, upon request, a copy of the foregoing documents (without exhibits). Written or telephone requests for such copies should be directed to the Corporate Secretary, CanArgo Energy Corporation, PO Box 291, St Peter Port, Guernsey, GY1 3RR, British Isles, +(44) 1481 729 980.
     You should rely only on the information contained in this prospectus and any supplement. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. This prospectus is not an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in or incorporated by reference in this prospectus and any supplement is accurate as of its date only. Our business, financial condition, results of operations and prospects may have changed since that date.

CANARGO ENERGY CORPORATION
41,763,368 Shares
Common Stock

PROSPECTUS

· • , 2006

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 16. Exhibits.
The following exhibits are filed as part of this registration statement.

Exhibit
No.	Description of Exhibit
5(1)	Opinion of Satterlee Stephens Burke & Burke LLP as to the legality of the securities being registered†

23(1)	Consent of Satterlee Stephens Burke & Burke LLP to the use of their opinion with respect to the legality of the securities being registered (included in opinion filed as Exhibit 5(1)†

23(2)	Consent of L J Soldinger Associates LLC†

24(1)	Power of attorney of certain signatories (contained on the signature page included in Part II of the Registration Statement) (as filed on October 13, 2006 Registration No 333-137993)

†	Filed herewith

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in St. Peter Port, Guernsey, British Isles on January 11, 2007.

CANARGO ENERGY CORPORATION

By: /s/ Jeffrey Wilkins
Jeffrey Wilkins
Chief Financial Officer

     IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney as of the dates indicated below.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

By:	/s/ Jeffrey Wilkins	Date: January 11, 2007
Jeffrey Wilkins, Chief Financial Officer

By:	/s/ David Robson*	Date: January 11, 2007
David Robson, Chairman of the Board and Chief Executive Officer and Director

By:	/s/ Vincent McDonnell*	Date: January 11, 2007
Vincent McDonnell, President, Executive Director, Chief Operating Officer and Chief Commercial Officer

By:	/s/ Russ Hammond*	Date: January 11, 2007
Russ Hammond, Director

By:	/s/ Nils N. Trulsvik*	Date: January 11, 2007
Nils N. Trulsvik, Director

By:	/s/ Michael Ayre*	Date: January 11, 2007
Michael Ayre, Director

*By:	/s/ Jeffrey Wilkins
Attorney in fact

EXHIBIT INDEX

5(1)	Opinion of Satterlee Stephens Burke & Burke LLP as to the legality of the securities being registered†

23(1)	Consent of Satterlee Stephens Burke & Burke LLP to the use of their opinion with respect to the legality of the securities being registered (included in opinion filed as Exhibit 5(1))†

23(2)	Consent of L J Soldinger Associates LLC†

†	Filed herewith